                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            The Female Health Company
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   314462 10 2
                   ------------------------------------------
                                 (CUSIP Number)

                              Stephen M. Dearholt
         741 N. Milwaukee Street, Suite 500, Milwaukee, Wisconsin 53202
         --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 25, 1996**
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

** To the best of my knowledge.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-------------------------
CUSIP NO. 314462 10 2
-------------------------

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
           Stephen M. Dearholt

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)[  ]
                                                                      (b)[  ]

3)  SEC Use Only

4)  Source of Funds (See Instructions)
           PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                        [  ]

6)  Citizenship or Place of Organization
           Wisconsin, USA

                        (7)   Sole Voting Power
                              981,555
Number of
Shares
Beneficially            (8)   Shared Voting Power
Owned by                      233,118
Each
Reporting               (9)   Sole Dispositive Power
Person                        981,555
With
                        (10)  Shared Dispositive Power
                              233,118

11) Aggregate Amount Beneficially Owned by Each Reporting Person
           1,214,673

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [  ]
     (See Instructions)

13) Percent of Class Represented By Amount in Row (11)
           10.9%

14) Type of Reporting Person (See Instructions)
           IN



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Mr. Dearholt has disclosed his ownership of The Female Health Company's (the
"Company") Common Stock ("Issuer Common Stock") to the Company; in turn, that ownership has been reported in certain of the Company's proxy statements. This filing is being made to address his independent filing obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $0.01 per share (the "Issuer Common Stock"), of The Female Health Company, a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at 919 North Michigan Avenue, Suite 2208, Chicago, Illinois 60611.

Item 2.  Identity and Background

(a)-(c) and (f)

         This Schedule 13D is filed on behalf of Stephen M. Dearholt, a Wisconsin resident individual and a United States citizen ("Mr. Dearholt"). Mr. Dearholt is co-founder of and a partner in Response Marketing, a privately held life insurance marketing organization. Mr. Dearholt has been a director of the Company since 1996. The principal address of Mr. Dearholt is 741 N. Milwaukee St., Suite 500, Milwaukee, Wisconsin 53202.

(d) and (e)

         During the last five years, Mr. Dearholt has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information called for by Item 2 for persons with whom Mr. Dearholt shares voting power for shares of Issuer Common Stock will be provided by amendment, if applicable.

Item 3.  Source and Amount of Funds or Other Consideration

         From August 28, 1990 through the present, Mr. Dearholt has purchased an aggregate of 250,075 (12,000 shares of which were sold in October, 1998) shares of the Issuer Common Stock in open market transactions. Such shares were purchased for cash, obtained from personal investment funds.

         On November 21, 1995, an affiliate of Mr. Dearholt loaned $1,000,000 to the Company. Mr. Dearholt guaranteed the Company's repayment of the loan. The Company granted Mr. Dearholt a warrant to purchase 10,000 shares of Issuer Common Stock in connection therewith. The warrant contains certain anti-dilution rights that entitle Mr. Dearholt to purchase a number of shares of Issuer Common Stock equal to 0.14% of the issued and outstanding shares of Issuer Common Stock (including as outstanding shares any shares issuable upon exercise or conversion of any warrants, rights, options or securities) on the date the warrant is exercised.

         On March 25, 1996, Mr. Dearholt loaned the Company $1,000,000 to fund the Company's working capital needs and to fund operating losses. The loan by Mr. Dearholt was made from personal investment funds. Through the loan of such funds by Mr. Dearholt and the extension of such loan, the Company has issued Mr. Dearholt warrants to purchase an aggregate of 600,000 shares of Issuer Common Stock.



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


         On various dates since July 31, 1990, Mr. Dearholt has purchased 6,200 shares of Issuer Common Stock for the benefit of Mr. Dearholt's self-directed IRA. These shares of Issuer Common Stock for Mr. Dearholt were purchased with cash deferred from Mr. Dearholt's income.

         On various dates since August 13, 1990, Mr. Dearholt has purchased 69,500 shares of Issuer Common Stock for the benefit of the Dearholt, Inc. Profit Sharing Plan. These shares of Issuer Common Stock were purchased with cash contributed by Dearholt, Inc. to the Profit Sharing Plan for the benefit of the employees of Dearholt, Inc.

         On various dates since August 1, 1991, Mr. Dearholt has purchased an aggregate of 18,100 shares of Issuer Common Stock for the benefit of his minor child. These shares of Issuer Common Stock were purchased with cash, obtained from personal investment funds.

         On various dates since February 20, 1994, the Mary C. Dearholt Trust, of which Mr. Dearholt is co-trustee, has purchased an aggregate of 148,129 shares of Issuer Common Stock. These shares of Issuer Common Stock were purchased with cash, obtained from such trust's investment funds.

         On various dates since October 27, 1992, North Central Trust has purchased an aggregate of 9,680 shares of Issuer Common Stock for the Response Marketing Money Purchase Plan. North Central Trust has the sole power to vote the shares held in this plan.

         On May 31, 1996, the Phoenix Healthcare Group Limited Partnership dissolved and distributed 18,100 shares of Issuer Common Stock to the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling. The James
W. Dearholt Trust was a limited partner in the Phoenix Healthcare Group Limited Partnership.

         On July 27, 1997, the Mary C. Dearholt Trust purchased 60,000 shares of the Company's Class A Convertible Preferred Stock - Series 1 at a price of $2.50 per share, which represented the per share price offered to all subscribers in the private placement offering of these shares.

         On October 5, 1998, the Company issued 6,889 shares of Issuer Common Stock to the Mary C. Dearholt Trust in lieu of paying interest in cash on the 60,000 shares of preferred stock owned by the Mary C. Dearholt Trust.

Item 4.  Purpose of Transaction

         Mr. Dearholt has been a long time investor in the Company, with his investment in the Company having been acquired, and continuing to be acquired, for investment purposes.

         On April 22, 1996, Mr. Dearholt was elected by the Company to its Board of Directors. Mr. Dearholt did not solicit a seat on the Company's board but accepted when offered a board position.

         Other than the foregoing, Mr. Dearholt has no plans or proposals which would result in the acquisition or disposition of Issuer

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Common Stock or for any other action that should be enumerated in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                                        Amount of Beneficial Ownership
Name of Beneficial Owner                 Shares               Percent
Stephen M. Dearholt (1)(2)              1,214,673              10.9%

         (1) Includes options to purchase 30,000 shares (which are currently exercisable) granted pursuant to the terms of the Company's Outside Director Stock Option Plan.

         (2) Includes 238,075 shares owned directly by Mr. Dearholt and warrants to purchase 610,000 shares which are currently exercisable. Also includes the following shares which Mr. Dearholt may be deemed to beneficially own: 69,500 shares held by the Dearholt, Inc. Profit Sharing Plan; 9,680 shares held by the Response Marketing Money Purchase Plan; 6,200 shares held in a self-directed IRA; 155,018 shares held by trusts of which Mr. Dearholt, a sibling and his mother are trustees; 18,100 shares held by Mr. Dearholt's minor child; 18,100 shares held by the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling; and 60,000 shares of preferred stock held by the Mary C. Dearholt Trust that are convertible share-for-share into Issuer Common Stock on or after August 1, 1998.

         On November 21, 1995, the Company borrowed $1,000,000 from an affiliate of Mr. Dearholt under a one year note payable due in full November 20, 1996 with interest at 12% payable monthly. As part of this transaction, Mr. Dearholt personally guaranteed repayment of the Company's obligations under the $1,000,000 promissory note. In consideration of the transaction, the Company issued warrants to each of Mr. Dearholt and the lender, which entitles each of them to purchase 10,000 shares of Issuer Common Stock at $3.00 per share, which represented the average trading price of Issuer Common Stock for the five trading days prior to the issuance of such warrants. The warrants contain certain anti-dilution rights that entitle Mr. Dearholt to purchase a number of shares of Issuer Common Stock equal to 0.14% of the issued and outstanding shares of Issuer Common Stock (including as outstanding shares any shares issuable upon exercise or conversion of any warrants, rights, options or securities) on the date the warrants are exercised. The warrants expire upon the earlier of the exercise of the warrant rights or November 20, 2000. Any stock issued under the warrants carry certain registration rights. The Company repaid the note during fiscal 1997.

         On March 25, 1996, the Company borrowed $1,000,000 from Mr. Dearholt under a one year note payable in full March 25, 1997 with interest at 12% payable monthly. As part of this transaction, the Company issued a warrant to Mr. Dearholt which entitles him to purchase 200,000 shares of Issuer Common Stock at $3.10 per share, which represented the average trading price of Issuer Common Stock for the five trading days prior to the originally scheduled closing date for the transaction. In addition, if the Company defaults on its obligation under this note, the Company is required to issue an additional 200,000 shares of Issuer Common Stock to Mr. Dearholt, in addition to all remedies to which Mr. Dearholt may be entitled. Any stock issued under the warrant carries certain registration rights. The warrant expires upon the earlier of its exercise or 2001. The note was repaid by issuance of a new promissory note due March 25, 1998 and a subsequent replacement note due March 25, 1999. The one outstanding promissory note is now payable in full on March 25, 1999 and bears interest at 12% per annum payable monthly. The note proceeds were initially used by the Company to provide working capital needed to fund the initial stages of the Company's U.S. marketing campaign and to fund operating losses. The borrowing transactions were effected in the form of a promissory note from the Company to Mr. Dearholt and related Note Purchase and Warrant Agreements and Stock Issuance Agreements. The Company issued an additional warrant to purchase 200,000 shares of Issuer Common Stock each time a new promissory note was issued to Mr. Dearholt at exercise prices of $1.848 and $2.25 per share, respectively. The warrants expire upon the earlier of their exercise or five years after the date of their issuance. Under the Stock Issuance Agreements, if the Company fails to repay the $1,000,000 under the note when due, the Company must issue 200,000 shares of Issuer Common Stock to Mr. Dearholt. The Company also granted Mr. Dearholt certain securities registration rights for the Issuer Common Stock he receives from the Company under these warrants or the Stock Issuance Agreement. Mr. Dearholt has agreed that, if the Company requests, he will extend the outstanding promissory note for an additional one year term to be due and payable on March 25, 2000 upon the same terms as the prior note extensions. In consideration of this agreement, the Company extended the term of certain warrants held by Mr. Dearholt which were to expire on March 25, 2000 to March 25, 2002.

         On May 31, 1996, the Phoenix Healthcare Group Limited Partnership dissolved and distributed 18,100 shares of Issuer Common Stock to the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling. The James
W. Dearholt Trust was a limited partner in the Phoenix Healthcare Group Limited Partnership.

         On July 27, 1997, the Mary C. Dearholt Trust purchased 60,000 shares of the Company's Class A Convertible Preferred Stock - Series 1 at a price of $2.50 per share, which represented the per share price offered to all subscribers in the private placement offering of these shares. Mr. Dearholt, his brother and his mother are trustees of the Mary C. Dearholt Trust. Each share of preferred stock is convertible into one share of Issuer Common Stock on or after August 1, 1998. Annual preferred stock dividends will be paid if and as declared by the Company's Board of Directors. No dividends or other distributions are to be paid on the Issuer Common Stock unless dividends are paid in full on the preferred stock. The preferred stock may be redeemed at the option of the Company, in whole or in part, on or after August 1, 2000, subject to certain conditions, at $2.50 per share plus accrued and unpaid dividends. In the event of a liquidation or dissolution of the Company, the preferred stock would have priority over the Issuer Common Stock.

         On October 5, 1998, the Company issued 6,889 shares of Issuer Common Stock to the Mary C. Dearholt Trust in lieu of paying interest in cash on the 60,000 shares of preferred stock owned by the Mary C. Dearholt Trust.

         In the 60 days prior to filing, Mr. Dearholt has purchased, in the market, an aggregate of 67,000 shares of Issuer Common Stock. On November 9, 1998, Mr. Dearholt purchased the following shares of Issuer Common Stock:
10,000 shares at $1.875 per share; 10,000 shares at $1.9625 per share;
10,000 shares at $2.00 per share; and 12,000 shares at $2.25 per share. On November 10, 1998, Mr. Dearholt purchased 8,000 shares of Issuer Common Stock at $1.8633 per share and on November 17, 1998, Mr. Dearholt purchased 17,000 shares at $2.00 per share. All shares were purchased solely for investment purposes.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See the relationships and arrangements discussed in Item 5. If applicable, future information will be filed by amendment.

Item 7.  Material to be Filed as Exhibits

Exhibit No.
-----------
 1                  Warrant to purchase shares of Issuer Common Stock issued to
                    Stephen M. Dearholt dated as of November 21, 1995.

 2                  Warrant to purchase up to 200,000 shares of Issuer Common
                    Stock issued to Stephen M. Dearholt dated as of March 25,
                    1996.

 3                  Warrant to purchase up to 200,000 shares of Issuer Common
                    Stock issued to Stephen M. Dearholt dated as of March 25,
                    1997.

 4                  Warrant to purchase up to 200,000 shares of Issuer Common
                    Stock issued to Stephen M. Dearholt dated as of March 25,
                    1998.

 5                  Note Purchase and Warrant Agreement between the Company and
                    Stephen M. Dearholt dated as of March 25, 1998.

 6                  Stock Issuance Agreement between the Company and Stephen M.
                    Dearholt dated as of March 25, 1998.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     /s/ Stephen M. Dearholt
                                     -------------------------------------------
                                     Stephen M. Dearholt


                                     Dated:   January 14, 1999

                                                                       Exhibit 1

          THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAW. THIS WARRANT AND ANY INTEREST HEREIN MAY BE OFFERED, TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF ONLY IF REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE, AND ONLY IN STRICT COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.


-------------------------------------------------------------------------------


-------------------------------------------------------------------------------



                                     WARRANT

                               FOR THE PURCHASE OF
                                  COMMON STOCK

                                       OF

                        WISCONSIN PHARMACAL COMPANY, INC.
                    (a/k/a/ The Female Health Company, Inc.)

                                Warrant Number 2


-------------------------------------------------------------------------------


-------------------------------------------------------------------------------



          THIS CERTIFIES THAT, FOR VALUE RECEIVED, Stephen M. Dearholt, or assigns, is entitled to subscribe for and purchase from Wisconsin Pharmacal Company, Inc. (a/k/a The Female Health Company, Inc.) a Wisconsin corporation (the "Company"), such number of fully paid and non-assessable shares of Common Stock, $.01 par value per share, of the Company as shall equal fourteen hundredths percent (.14%) of the issued and outstanding shares of Common Shares (as hereinafter defined) of the Company on the date of exercise (including as outstanding shares for purposes of this Warrant any shares issuable upon exercise or conversion of this Warrant or of any other warrants, rights, options or securities, whether or not then exercisable or convertible), at the Purchase Price (as hereinafter defined) per share.

          This Warrant and all warrants issued in substitution or exchange for all or part hereof are herein individually called a "Warrant" and collectively the "Warrants".

          1. Definitions. When used in this Warrant, the following terms shall have the meanings specified:

               (a) "Affiliate" shall mean any Person directly or indirectly controlling, controlled by or under direct or indirect common control with another Person. A Person shall be deemed to control a corporation if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

               (b) "Common Shares" shall mean and include the Company's presently authorized shares of Common Stock and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; provided that the shares purchasable pursuant to this Warrant shall include shares designated as Common Stock of the Company on the date of original issue of this Warrant or, in case of any reclassification of the outstanding shares thereof, the stock, securities or assets provided for in Section 5(a) hereof.

               (c) "Common Stock" shall mean the common stock, $.01 par value per share, of the Company.

               (d) "Expiration Date" shall mean the earliest to occur of the following: (i) the exercise of all of the rights to purchase Common Stock represented by this Warrant; or (ii) November 20, 2000.

               (e) "Holder" shall mean Stephen M. Dearholt and any permitted transferee or assignee of all or part of this Warrant and the rights hereunder; provided that, as used in Section 12 hereof such term shall also include any holder or holders of Common Stock (or Other Securities) issued on the exercise of this Warrant other than Persons who received such Common Stock (or Other Securities) in a public offering or pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

               (f) "Holder Group" shall have the meaning assigned thereto in
Section 10 hereof.

               (g) "Purchase Price" shall mean the per share purchase price to be paid for shares of Common Stock purchased pursuant to the exercise of this Warrant and at any time shall be the quotient obtained by dividing $30,000 by the total number of shares of Common Stock which the Holder is then entitled to purchase hereunder. Initially, the Purchase Price shall be $3.00 per share.

               (h) "Other Securities", as used in Section 12 hereof, shall mean any stock (other than Common Stock) and other securities of the Company or any other Person (corporate or otherwise) which the Holder of this Warrant at any time shall be entitled to receive, or shall have received, on the exercise of this Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 5 hereof or otherwise.

               (i) "Person shall mean and include an individual, partnership, corporation, trust, joint venture, incorporated organization and a government or any department or agency thereof.

          2. Exercise: Issuance of Certificates: Payment for Shares. This Warrant may be exercised by the Holder, in whole or in part, at any time and from time to time on or after November 20, 1995, by the surrender of this Warrant (properly endorsed if required), and payment by the Holder to the Company of the then applicable Purchase Price for each share of Common Stock purchased with respect to such exercise by wire transfer or certified or cashiers check. Upon such surrender and payment, the Holder shall be entitled to receive a certificate or certificates representing the shares of Common Stock so purchased, which certificate(s) may contain a standard legend indicating that such shares have not been registered under the Securities Act and prohibiting resale thereof without registration or an opinion of counsel that an exemption from registration is available. The Company agrees that the shares so purchased shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid. Subject to the Company's Amended and Restated Articles of Incorporation, certificates for the shares of Common Stock so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten days, after the rights represented by this Warrant shall have been so exercised. If the rights of the Holder of this Warrant are exercised in part, the number of shares of Common Stock which thereafter may be purchased pursuant to this Warrant shall be reduced accordingly and the Company shall reissue a Warrant or Warrants of like tenor representing in the aggregate the right to purchase the number of shares of Common Stock as so reduced.

          3.   Affirmative Covenants.

               (a) The Company covenants and agrees that the shares of Common Stock issuable upon exercise of the rights represented by this Warrant will, upon such exercise and issuance in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable (except as set forth in Section 180.0622(2)(b), Wis. Stats., as amended) and free from all taxes, liens and charges with respect to the issue. The Company further covenants and agrees that, until the Expiration Date, the Company will at all times have authorized, and reserved for the purpose of issue upon total or partial exercise of the rights represented by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

               (b) The Company further covenants and agrees that, until the Expiration Date, the Company will deliver to the Holder copies of all reports and information filed by the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended, within 10 days after filing the same with the SEC.

          4. Issuance of Preferred Stock. So long as this Warrant remains outstanding, the Company will not issue any capital stock of any class preferred as to dividends or as to the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in the distribution of such assets.

          5. Anti-Dilution Provisions. The above provisions are, however, subject to the following:

               (a) If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the Holder hereof shall hereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed to the Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

               (b) In case any time:

               (1) the Company shall declare any cash dividend on its Common Shares at a rate in excess of the rate of the last cash dividend theretofore paid;

               (2) the Company shall pay any dividend payable in stock upon its Common Shares, make any distribution (other than regular cash dividends) to the holders of its Common Shares or redeem any shares of its Common Shares;

               (3) the Company shall offer for subscription pro rata to the holders of its Common Shares any additional shares of stock of any class or other rights;

               (4) there shall be any capital reorganization, reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to another corporation; or

               (5) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of said cases, the Company shall give written notice, by first class mail, postage prepaid, addressed to the Holder of this Warrant at the address of such Holder as shown on the books of the Company, of the date on which (aa) the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or (bb) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of Common Stock of record shall participate in such dividend distribution or subscription rights, or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given at least 15 days prior to the action in question and not less than 15 days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

          6. Certain Events. If any event occurs as to which the provisions of this Warrant are not strictly applicable or, if strictly applicable would not fairly protect the rights of the Holder in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Company shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect the Holder's rights as aforesaid.

          7. Term of Warrant. This Warrant shall remain outstanding and exercisable until the Expiration Date. To the extent not previously exercised, the rights to purchase Common Stock represented by this Warrant shall thereupon terminate.

          8. Issue Tax. The issuance of certificates for shares of Common Stock upon the total or partial exercise of this Warrant shall be made without charge to the Holder for any issuance tax in respect thereof.

          9. Closing of Books. The Company will at no time close its transfer books against the transfer of this Warrant or act in any manner which interferes with the timely exercise of the rights represented by this Warrant.

          10. Transfer of Warrant. Subject to any registration or qualification requirements under the Securities Act and applicable state securities laws, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder, by the Holder in person or by duly authorized attorney, upon surrender of this Warrant to the Company properly endorsed; provided that the Company may require in connection with such transfer an opinion of counsel to the effect that such transfer qualifies for an exemption from the registration requirements of the Securities Act. If this Warrant is transferred in part in accordance with the terms hereof, the Company shall reissue a Warrant or Warrants of like tenor representing in the aggregate the right to purchase the number of shares of Common Stock represented by this Warrant immediately prior to such transfer and thereafter the Holder and all transferees and assignees shall constitute the "Holder Group" for purposes of Section 12 hereof.

          11. No Voting Rights. This Warrant shall not entitle the Holder to any voting rights as a shareholder of the Company.

          12. Registration Rights. All references in this Section 12 to Common Stock shall be deemed to include Other Securities as applicable.

          12.1 Demand Registration. At any time (whether before or after the Expiration Date) following the exercise of the right to purchase Common Stock pursuant to this Warrant, a Holder may demand registration under the Securities Act of 1933, as amended (the "Securities Act") of the resale of all or part of the Common Stock issuable or which has been issued upon exercise of this Warrant, on Form S-1 or any similar long-form registration or, in the Company's sole discretion, on Form S-2 or S-3 or any similar short-form registration, if available under applicable rules of the SEC. If such request is made by less than all Holders, the Company shall send written notice of such registration request to the remaining Holders within 15 days of receipt of the initial registration request. Unless a remaining Holder shall deliver to the Company, within 20 days after such notice is sent by the Company, a written request for inclusion in the registration demanded by the initial request of all or part of the Common Stock issuable or which has been issued upon exercise of the Warrant held by such remaining Holder, all rights of such remaining Holder under this
Section 12.1 shall be terminated. The written request to be delivered by a Holder to the Company pursuant to this Section 12.1 shall (i) specify the number of shares intended to be offered and sold by the Holder, (ii) express the present intent of the Holder to offer such shares for distribution, and (iii) describe the nature and method of the proposed offer and sale thereof. The registration requested pursuant to this Section 12.1 is referred to herein as "Demand Registration."

               (a) Number of Registrations. The Holder Group will be entitled to one (1) Demand Registration. A registration initiated as a Demand Registration may be withdrawn at any time at the request of the Holders of a majority of the shares of the Common Stock requested to be included in such Demand Registration (the "Required Percentage"), in which event the Holder Group shall continue to be entitled to one Demand Registration; provided that in the event a registration initiated as a Demand Registration is so withdrawn, all expenses in connection with such withdrawn registration (including, without limitation, reasonable fees of counsel and accountants for the Company) shall be paid by the participating Holders, pro rata.

               (b) Priority on Demand Registrations. The Company will not include in the Demand Registration any securities which are not Common Stock owned by a Holder, without the written consent of the Required Percentage of Holders. If the Demand Registration is an underwritten offering, and the managing underwriters advise the Company in writing that in their opinion the number of shares of Common Stock requested to be included exceeds the number of shares of Common Stock which can be sold in such offering without adversely affecting the market price of the Company's Common Stock, the Company will include in such registration (pro rata from shares of Common Stock requested to be included by each participating Holder), prior to the inclusion of any securities which are not shares of Common Stock owned by a Holder, the number of shares of Common Stock owned by the Holders requested to be included which in the opinion of such underwriters can be sold without such adverse affect; and the balance of the shares of Common Stock which Holders requested to be included in such offering shall be withheld from sale for a period of time requested by the underwriters, but not to exceed one hundred twenty (120) days.

               (c) Restrictions on Demand Registration. Subject to the next following sentence, the Company will not be obligated to effect a Demand Registration within one hundred twenty (120) days after the effective date of a registration in which the Holder was given a participation in a registered offering pursuant to Section 12.2 hereof. In the event that a Holder requests to participate in a registration under Section 12.2 hereof and satisfies the conditions of Section 12.3, and for whatever reason all of the shares of Common Stock which such Holder so requests to be registered are not registered or are not permitted to be offered for sale and sold prior to shares of Common Stock or other equity securities being registered and offered by the Company in such registration, then the provisions of the first sentence of this Section 12.1(c) shall not apply, and the Company shall be obligated to effect a Demand Registration requested by such Holder as soon as practicable in accordance with the terms hereof. The Company may postpone for up to ninety (90) days the filing or the effectiveness of a registration statement for a Demand Registration if the Company and the Required Percentage of Holders reasonably and in good faith agree that such Demand Registration might have an adverse effect on any proposal or plan by the Company to engage in any financing, acquisition of assets (other than in the ordinary course of business) or any corporate reorganization, merger, consolidation, tender offer or similar transaction; provided that in such event, Required Percentage of the Holders will be entitled to withdraw such request and that, if such request is withdrawn, such Demand registration will not count as the one Demand Registration to which the Holder Group is entitled.

               (d) Selection of Underwriters. If the Demand Registration involves an underwritten public offering, the Company will have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the approval of the Required Percentage of Holders (which will not be unreasonably withheld) of such investment banker(s) and managers(s).

          12.2 Participation in Registered Offerings. If the Company at any time or times proposes or is required to register any of its Common Stock or other equity securities for public sale in an underwritten public offering for cash (other than in connection with any stock option, bonus or other employee benefit plan or arrangement) under the Securities Act or any applicable state securities law, it will each such time give written notice to each Holder of its intention to do so. Upon the written request of a Holder given within thirty (30) business days after receipt of any such notice (which request shall state the intended method of disposition of such equity securities and shall state in reasonable detail, to the extent practicable, the net consideration, after all commissions and discounts which the prospective seller or sellers expect to receive upon such disposition), the Company shall use all reasonable efforts to cause all such Common Stock which the Holder so requested to be registered (which request will not be for less than fifty percent (50%) of the number of shares of Common Stock purchasable or receivable upon exercise of the Warrant held by such Holder) to be registered under the Securities Act and any applicable state securities laws (provided, that if the managing underwriter advises that less than all of the registered shares of equity securities should be offered for sale so as not to materially and adversely affect the price or salability of the offering being registered by the Company or the participating Holders for a period not to exceed one hundred twenty (120) days, the participating Holders will, if requested by the Company, withhold from sale for such period of time such number of shares of Common Stock (pro rata from the shares of Common Stock requested to be included by the participating Holders) as the underwriter may specify; provided further that in such event a pro rata number of shares owned by all other shareholders of the Company also shall be similarly withheld from sale), all to the extent requisite to permit the sale or other disposition (in accordance with the intended method of disposition thereof as aforesaid) by the prospective seller or sellers of the securities so registered. In the event an underwriter is involved with a registration initiated by the Company of the Common Stock, and a Holder requests to participate in the registration, the Holder must commit to sell through the underwriter. The Company may, in its sole discretion, withdraw any registration contemplated by this Section 12.2 and abandon the proposed offering in which a Holder had requested to participate without any further obligation to such Holder with respect to such registration statement or offering; provided however that such Holder shall be indemnified by the Company for any fees, costs and expense of and incidental to such registration, excluding the fees and disbursements of counsel acting solely on behalf of such Holder.

          12.3 Obligations of the Holder. It shall be a condition precedent to the obligation of the Company to register any Common Stock of a Holder pursuant to Sections 12.1 and 12.2 hereof that such Holder shall (i) furnish to the Company such information regarding the Common Stock held by it and the intended method of disposition thereof and other information concerning such Holder as the Company shall reasonably request and as shall be required in connection with the registration statement to be filed by the Company; (ii) agree to abide by such additional or customary terms affecting the proposed offering as reasonably may be requested by the managing underwriter of such offering, including a requirement, if applicable, to withhold (on a pro-rata basis) from the public market for a period of at least one hundred twenty (120) days after any such offering, any shares excluded from the offering at the instance of the underwriter as permitted under Sections 12.1 and 12.2 hereof; and (iii) agree in writing in form satisfactory to the Company to pay the underwriting discounts and commissions applicable to the Common Stock being sold by such Holder (subject to the maximum amounts set forth in Section 12.5 hereof).

          12.4 Registration Proceedings. If and whenever the Company is required by the provisions of Sections 12.1 and 12.2 hereof to effect the registration of the Common Stock under the Securities Act, until the securities covered by such registration statement have been sold or for six (6) months after effectiveness, whichever is the shorter period of time, the Company shall:

               (a) Promptly prepare and file with the SEC a registration statement with respect to such Common Stock and use all reasonable efforts to cause such registration statement to become effective as soon as practicable after the filing thereof and to remain effective, subject to the Company's right to withdraw any registration contemplated by Section 12.2 hereof;

               (b) Prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective;

               (c) Furnish to each participating Holder and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

               (d) Use all reasonable efforts to register or qualify the securities covered by such registration statement under such state securities or "Blue Sky" laws of such jurisdictions as the participating Holders may reasonably request within twenty (20) days prior to the original filing of such registration statement, except that the Company shall not for any purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, and except that the Company shall not be required to so register or qualify in more than twenty (20) such jurisdictions if in the good faith judgment of the managing underwriter such additional registrations or qualifications would be unreasonably expensive or harmful to the consummation of the proposed offering;

               (e) Notify each participating Holder, promptly after the Company shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

               (f) Notify each participating Holder promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

               (g) Prepare and file with the SEC, promptly upon the request of a participating Holder, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such Holder and counsel for the underwriter or manager of the offering, are required under the Securities Act or the rules and regulations thereunder in connection with the distribution of Common Stock by such Holder;

               (h) Prepare and promptly file with the SEC and promptly notify each participating Holder of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

               (i) In case a participating Holder or any underwriter for a Holder is required to deliver a prospectus at a time when the prospectus then in circulation is not in compliance with the Securities Act, the Company will prepare and file such supplements or amendments to such registration statement and such prospectus or prospectuses as may be necessary to permit compliance with the requirements of the Securities Act;

               (j) Advise each participating Holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use all reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

               (k) Not file any amendment or supplement to such registration statement or prospectus to which a participating Holder shall reasonably have objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least two (2) business days prior to the filing thereof; and

               (l) At the request of a participating Holder (i) use all reasonable efforts to obtain and furnish on the effective date of the registration statement or, if such registration includes an underwritten public offering, at the closing provided for in the underwriting agreement, an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to each participating Holder, which shall contain such opinions as are customary in an underwritten public offering, or, if the offering is not underwritten, shall state that such registration statement has become effective under the Securities Act and that (or substantially to the effect that): (a) to the best of such counsel's knowledge, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act; (b) the registration statement, related prospectus and each amendment or supplement thereto comply as to form in all material respects with the requirements of the Securities Act and applicable rules and regulations of the SEC thereunder (except that such counsel need express no opinion as to financial statements, schedules or other financial or statistical data contained therein); (c) such counsel has no reason to believe that either the registration statement or the prospectus or any amendment or supplement thereto (other than financial statements and schedules or financial and statistical data, as to which such counsel need not comment) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (d) the description in the registration statement or prospectus or any amendment or supplement thereto of all legal and governmental matters and all contracts and other legal documents or instruments described therein are accurate in all material respects; and (e) such counsel does not know of any legal or governmental proceedings, pending or threatened, required to be described in the registration statement or prospectus or any amendment or supplement thereto which are not described as required, nor of any contracts or documents or instruments of the character required to be described in the registration statement or prospectus or amendment or supplement thereto or to be filed as exhibits to the registration statement, which are not described and filed as required; and (ii) use all reasonable efforts to obtain letters dated on such effective date, and such closing date, if any, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and to each participating Holder, stating that they are independent certified public accountants within the meaning of the Securities Act and dealing with such matters as the underwriters may request, or, if the offering is not underwritten, stating that in the opinion of-such accountants, the financial statements and other financial data pertaining to the Company included in the registration statement or the prospectus or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act; such opinion of counsel shall additionally cover such legal matters with respect to the registration and with respect to which such opinion is being given as a participating Holder may reasonably request; such letter from the independent certified public accountants shall additionally cover such other financial matters, including information as to the period ending not more than five (5) business days prior to the date of such letter, with respect to the registration statement and prospectus as a participating Holder may reasonably request.

          12.5 Expenses. With respect to each inclusion of Common Stock of a Holder in a registration statement pursuant to Sections 12.1 and 12.2 hereof, all registration expenses, fees, costs and expenses of and incidental to such registration, including any public offering in connection therewith shall be borne by the Company (excluding the fees and disbursements of advisors retained by the Holder and counsel acting solely on behalf of the Holder); provided, however, that the Holder shall bear the Holder's pro rata share of the underwriting discount and commissions (up to a maximum aggregate amount equal to 8% of the offering price of the Holder's shares so offered). The fees, costs and expenses of registration to be borne by the Company shall include, without limitation, all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company (including the cost of any special audit requested in order to effect such registration), fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company and/or selling security holders are required to bear such fees and disbursements), all legal fees and disbursements and other expenses of complying with state securities or blue Sky laws of any jurisdiction in which the securities to be offered are to be registered or qualified.

         12.6 Indemnification of Holders. Subject to the conditions set forth below, in connection with any registration of securities pursuant to Sections
12.1 or 12.2 hereof, the Company agrees to indemnify and hold harmless each Holder and each person, if any, who controls the Holder (and the respective officers, directors and agents of Holders), within the meaning of Section 15 of the Securities Act, as follows:

                  (a) Against any and all loss, claim, damage and expense whatsoever arising out or based upon (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending any litigation, commenced or threatened, or any claim whatsoever based upon) any untrue or alleged untrue statement of a material fact contained in any preliminary prospectus (if used prior to the effective date of the registration statement), the registration statement or the final prospectus (as from time to time amended and supplemented if the Company shall have filed with the SEC any amendment thereof or amendment thereto) if used within the period during which the Company is required to keep the registration statement or prospectus current, or in any application or other document executed by the Company or based upon written information furnished by the Company filed in any jurisdiction in order to qualify the Company's securities under the securities laws thereof; or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or any other violation of applicable federal or state statutory or regulatory requirements or limitations relating to action or inaction by the Company in the course of preparing, filing, or implementing such registered offering; provided, however, that the indemnity agreement contained in this Section 12.6(a) shall not apply to any loss, claim, damage, liability or action arising out of or based upon any untrue or alleged untrue statement or omission made in reliance upon and in conformity with any information furnished in writing to the Company by or on behalf of the Holder expressly for use in connection therewith;

                  (b) Subject to the proviso contained in the last sentence of
Section 12.6(a) above, against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission or any such alleged untrue statement or omission (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any such litigation or claim) if such settlement is effected with the written consent of the Company and no indemnity shall inure to the benefit of the Holder or any controlling person thereof if the person asserting the claim failed to receive a copy of the final prospectus at or prior to the written confirmation of the sale of shares of Common Stock to such person if the untrue statement or omission had been corrected in such final prospectus and the failure to receive such final prospectus is not a necessary element of such person's claim;

                  (c) In no case shall the Company be liable under this indemnity agreement with respect to any claim made against the Holder or any such controlling person (or its respective officers, directors and agents) unless the Company shall be notified, by letter or by telegram confirmed by letter, of any claim made or action commenced against such persons, reasonably promptly (but in any event within twenty (20) days of receipt of such claim or, in the event that any summons or other service of process requires a responsive pleading within thirty (30) days or less time, within ten (10) days after receipt of such summons or other process) after such person shall have received notice of such claim or been served with the summons or other legal process giving information as to the nature and basis of the claim, but failure to so notify the Company shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. The Company shall be entitled to participate at its own expense in the defense of any suit brought to enforce any such claim, but if the Company elects to assume the defense, such defense shall be conducted by counsel chosen by it, provided that such counsel is reasonably satisfactory to the Holder. In the event the Company elects to assume the defense of any such suit and retain such counsel, the Holder shall, after the date the Holder is notified of such election, bear the fees and expenses of any counsel thereafter retained by the Holder as well as any other expenses thereafter incurred by the Holder in connection with the defense thereof; provided, however, that the Company shall bear the fees and expenses of any such separate counsel retained by the Holder if the counsel representing the Company has a conflict of interest (which is not waived) with the Holder which would prohibit such counsel from representing the Holder.

         12.7 Indemnification of Company. Each Holder participating in any registered offering pursuant to Section 12.1 or 12.2 above agrees to indemnify and hold harmless the Company and each of the officers and directors and agents of it and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all such losses, liabilities, claims, damages and expenses as are indemnified against by the Company under Section 12.6 hereof; provided, however, that such indemnification shall be limited to statements or omissions, if any, made (or in settlement of any litigation effected with the written consent of the Holder alleged to have been made) in any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or any application or other document in reliance upon, and in conformity with, written information furnished in respect of the Holder, by or on behalf of the Holder expressly for use in any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or in any such application or other document. In case any action shall be brought against the Company, or any other person so indemnified based on any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or any such application or other documents, in respect of which indemnity may be sought against a Holder, it shall have the rights and duties given to the Company, and each other person so indemnified shall have the rights and duties given to a Holder, by the provisions of Section 12.6(c) hereof. The Company agrees to notify the Holder promptly after the assertion of any claim against the Company in connection with the sale of securities covered by this Warrant.

         12.8 Future Registration Rights. The Company may agree with its shareholders other than the Holders to allow their participation in any registered offering which may be requested pursuant to Section 12.1 hereof, provided all such rights of participation under Section 12.1 hereof shall be subordinated to the rights of the participating Holders herein, in a manner reasonably satisfactory to the Required Percentage of such Holders and their counsel.

         13. Descriptive Headings. The descriptive headings of the several sections of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

         14. Notices. Any notice or other communication pursuant to this Warrant shall be in writing and shall be deemed sufficiently given upon receipt, if personally delivered or telecopied (with receipt acknowledged), or if mailed, upon deposit with the United States Postal Service by first class, certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

                  (a) If to the Company, to Wisconsin Pharmacal Company, Inc., 919 North Michigan Street, Suite 2208, Chicago, Illinois 60611,
         Attention: Secretary, or such other address as the Company has designated in writing to the Holder.

                  (b) If to the Holder, to Stephen M. Dearholt, c/o Response Marketing, 741 North Milwaukee Street, Milwaukee, Wisconsin 53202 or to such other address as the Holder has designated in writing to the Company.

         15. Replacement of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and upon receipt of written indemnification of the Company by the Holder in form and substance reasonably satisfactory to the Company, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         16. Governing Law. This Warrant shall be construed and interpreted in accordance with the internal laws of the State of Wisconsin.

         17. Successors and Assigns. The provisions of this Warrant shall be binding upon and inure to the benefit of the Company and the Holder and their respective successors, assigns and transferees.

         18. Further Assurances. The Company agrees that it will execute and record such documents as the Holder shall reasonably request to secure for the Holder any of the rights represented by this Warrant.

         19. Amendment and Modifications. This Warrant may be amended, modified or supplemented only by written agreement of the Company and the Holder.

         IN WITNESS WHEREOF, Wisconsin Pharmacal Company, Inc. has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated as of November 21, 1995.



                                         WISCONSIN PHARMACAL COMPANY, INC.
                                         (a/k/a The Female Health Company, Inc.)


                                         By: /s/ O. B. Parrish
                                             -----------------------------------
                                                 Chairman of the Board

                                                                       Exhibit 2

         THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAW. THIS WARRANT AND ANY INTEREST HEREIN MAY BE OFFERED, TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF ONLY IF REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE, AND ONLY IN STRICT COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------



                                     WARRANT

                               FOR THE PURCHASE OF
                                  COMMON STOCK

                                       OF

                         THE FEMALE HEALTH COMPANY, INC.

                                Warrant Number 3


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------



         THIS CERTIFIES THAT, FOR VALUE RECEIVED, Stephen M. Dearholt, or assigns, is entitled to subscribe for and purchase from The Female Health Company, Inc. a Wisconsin corporation (the Company"), 200,000 shares of the fully paid and non-assessable shares of Common Stock, $.01 par value per share, of the Company, at the Purchase Price (as hereinafter defined) per share.

         This Warrant and all warrants issued in substitution or exchange for all or part hereof are herein individually called a "Warrant" and collectively the "Warrants".

         1. Definitions. When used in this Warrant, the following terms shall have the meanings specified:

                  (a) "Affiliate" shall mean any Person directly or indirectly controlling, controlled by or under direct or indirect common control with another Person. A Person shall be deemed to control a corporation if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

                  (b) "Common Shares" shall mean and include the Company's presently authorized shares of Common Stock and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; provided that the shares purchasable pursuant to this Warrant shall include shares designated as Common Stock of the Company on the date of original issue of this Warrant or, in case of any reclassification of the outstanding shares thereof, the stock, securities or assets provided for in Section 5(a) hereof.

                  (c) "Common Stock" shall mean the common stock, $.01 par value per share, of the Company.

                  (d) "Expiration Date" shall mean the earliest to occur of the following: (i) the exercise of all of the rights to purchase Common Stock represented by this Warrant; or (ii) March 25, 2001.

                  (e) "Holder" shall mean Stephen M. Dearholt and any permitted transferee or assignee of all or part of this Warrant and the rights hereunder; provided that, as used in Section 12 hereof such term shall also include any holder or holders of Common Stock (or Other Securities) issued on the exercise of this Warrant other than Persons who received such Common Stock (or Other Securities) in a public offering or pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

                  (f) "Holder Group" shall have the meaning assigned thereto in
Section 10 hereof.

                  (g) "Purchase Price" shall mean the per share purchase price of $3.10 (subject to adjustment under Section 5) to be paid for shares of Common Stock purchased pursuant to the exercise of this Warrant.

                  (h) "Other Securities", as used in Section 12 hereof, shall mean any stock (other than Common Stock) and other securities of the Company or any other Person (corporate or otherwise) which the Holder of this Warrant at any time shall be entitled to receive, or shall have received, on the exercise of this Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 5 hereof or otherwise.

                  (i) "Person shall mean and include an individual, partnership, corporation, trust, joint venture, incorporated organization and a government or any department or agency thereof.

         2. Exercise: Issuance of Certificates: Payment for Shares. This Warrant may be exercised by the Holder, in whole or in part, at any time and from time to time on or after March 25, 1996, by the surrender of this Warrant (properly endorsed if required), and payment by the Holder to the Company of the Purchase Price for each share of Common Stock purchased with respect to such exercise by wire transfer or certified or cashiers check. Upon such surrender and payment, the Holder shall be entitled to receive a certificate or certificates representing the shares of Common Stock so purchased, which certificate(s) may contain a standard legend indicating that such shares have not been registered under the Securities Act and prohibiting resale thereof without registration or an opinion of counsel that an exemption from registration is available. The Company agrees that the shares so purchased shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid. Subject to the Company's Amended and Restated Articles of Incorporation, certificates for the shares of Common Stock so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten days, after the rights represented by this Warrant shall have been so exercised. If the rights of the Holder of this Warrant are exercised in part, the number of shares of Common Stock which thereafter may be purchased pursuant to this Warrant shall be reduced accordingly and the Company shall reissue a Warrant or Warrants of like tenor representing in the aggregate the right to purchase the number of shares of Common Stock as so reduced.

         3.       Affirmative Covenants.

                  (a) The Company covenants and agrees that the shares of Common Stock issuable upon exercise of the rights represented by this Warrant will, upon such exercise and issuance in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable (except as set forth in Section 180.0622(2)(b), Wis. Stats., as amended and interpreted) and free from all taxes, liens and charges with respect to the issue. The Company further covenants and agrees that, until the Expiration Date, the Company will at all times have authorized, and reserved for the purpose of issue upon total or partial exercise of the rights represented by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

                  (b) The Company further covenants and agrees that, until the Expiration Date, the Company will deliver to the Holder copies of all reports and information filed by the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended, within 10 days after receiving a written request from the Holder.

         4. Issuance of Preferred Stock. So long as this Warrant remains outstanding, the Company will not issue any capital stock of any class preferred as to dividends or as to the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in the distribution of such assets.

         5. Anti-Dilution Provisions. The above provisions are, however, subject to the following:

                  (a) If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the Holder hereof shall hereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof, together with such adjustment in the Purchase Price as may be applicable with respect thereto so that the aggregate price to be paid for shares issued pursuant to this Warrant shall be neither increased nor decreased. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed to the Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

                  (b)      In case any time:

                  (1) the Company shall declare any cash dividend on its Common Stock at a rate in excess of the rate of the last cash dividend theretofore paid;

                  (2) the Company shall pay any dividend payable in stock upon its Common Stock, make any distribution (other than regular cash dividends) to the holders of its Common Stock or redeem any shares of its Common Stock;

                  (3) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;

                  (4) there shall be any capital reorganization, reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to another corporation; or

                  (5) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of said cases, the Company shall give written notice, by first class mail, postage prepaid, addressed to the Holder of this Warrant at the address of such Holder as shown on the books of the Company, of the date on which (aa) the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or (bb) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of Common Stock of record shall participate in such dividend distribution or subscription rights, or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given at least 15 days prior to the action in question and not less than 15 days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

         6. Certain Events. If any event occurs as to which the provisions of this Warrant are not strictly applicable or, if strictly applicable would not fairly protect the rights of the Holder in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Company shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect the Holder's rights as aforesaid.

         7. Term of Warrant. This Warrant shall remain outstanding and exercisable until the Expiration Date. To the extent not previously exercised, the rights to purchase Common Stock represented by this Warrant shall thereupon terminate.

         8. Issue Tax. The issuance of certificates for shares of Common Stock upon the total or partial exercise of this Warrant shall be made without charge to the Holder for any issuance tax in respect thereof.

         9. Closing of Books. The Company will at no time close its transfer books against the transfer of this Warrant or act in any manner which interferes with the timely exercise of the rights represented by this Warrant.

         10. Transfer of Warrant. Subject to any registration or qualification requirements under the Securities Act and applicable state securities laws, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder, by the Holder in person or by duly authorized attorney, upon surrender of this Warrant to the Company properly endorsed; provided that the Company may require in connection with such transfer an opinion of counsel to the effect that such transfer qualifies for an exemption from the registration requirements of the Securities Act. If this Warrant is transferred in part in accordance with the terms hereof, the Company shall reissue a Warrant or Warrants of like tenor representing in the aggregate the right to purchase the number of shares of Common Stock represented by this Warrant immediately prior to such transfer and thereafter the Holder and all transferees and assignees shall constitute the "Holder Group" for purposes of Section 12 hereof.

         11. No Voting Rights. This Warrant shall not entitle the Holder to any voting rights as a shareholder of the Company.

         12. Registration Rights. All references in this Section 12 to Common Stock shall be deemed to include Other Securities as applicable.

         12.1 Demand Registration. At any time (whether before or after the Expiration Date) following the exercise of the right to purchase Common Stock pursuant to this Warrant, a Holder may demand registration under the Securities Act of 1933, as amended (the "Securities Act") of the resale of all or part of the Common Stock issuable or which has been issued upon exercise of this Warrant, on Form S-1 or any similar long-form registration or, in the Company's sole discretion, on Form S-2 or S-3 or any similar short-form registration, if available under applicable rules of the SEC. If such request is made by less than all Holders, the Company shall send written notice of such registration request to the remaining

Holders within 15 days of receipt of the initial registration request. Unless a remaining Holder shall deliver to the Company, within 20 days after such notice is sent by the Company, a written request for inclusion in the registration demanded by the initial request of all or part of the Common Stock issuable or which has been issued upon exercise of the Warrant held by such remaining Holder, all rights of such remaining Holder under this Section 12.1 shall be terminated. The written request to be delivered by a Holder to the Company pursuant to this Section 12.1 shall (i) specify the number of shares intended to be offered and sold by the Holder, (ii) express the present intent of the Holder to offer such shares for distribution, and (iii) describe the nature and method of the proposed offer and sale thereof. The registration requested pursuant to this Section 12.1 is referred to herein as "Demand Registration".

                  (a) Number of Registrations. The Holder Group will be entitled to one (1) Demand Registration under this Warrant (in addition to any Demand Registration made by a lender pursuant to the last sentence of this Section 12.1(a)). Notwithstanding any contrary provision contained in this document (except the last sentence of this Section 12.1(a) which shall continue to apply), the Note Purchase and Warrant Agreement between the Company and Stephen
M. Dearholt of even date, the Stock Issuance Agreement between such parties of even date (the "1996 Stock Issuance Agreement") (except the last sentence of Section 8.1(a) which shall continue to apply), the Note Purchase and Warrant Agreement by and among the Company, Dean & Co. and Stephen M. Dearholt dated as of November 21, 1995, the Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of November 21, 1995 (the "!995 Stock Issuance Agreement") and the Warrant issued by the Company to Stephen M. Dearholt dated as of November 21, 1995, the Holder Group shall be entitled to a total of only one Demand Registration under all such documents, and shall be entitled to include all of the stock received under all of such documents in that Demand Registration; provided, however, that if at the time the Holder Group exercises such Demand Registration, the Holder Group has not received stock under the 1995 Stock Issuance Agreement or the 1996 Stock issuance Agreement, the Holder Group shall also have either (a) an additional one Demand registration under each of those Agreements (i.e., two total) if at the time the Holder Group exercises the Demand Registration with respect to the Stock Issuance Agreement(s) the Holder Group has received stock under the

1995 Stock Issuance Agreement but the date for a stock issuance under the 1996 Stock Issuance Agreement has not yet occurred or (b) an additional one Demand Registration under both such Agreements (i.e., one total) if at the time the Holder Group exercises the Demand Registration with respect to the Stock Issuance Agreement(s), the Holder Group has received stock under both such Agreements or under one Agreement with the other Agreement having terminated with no stock being issued thereunder. A registration initiated as a Demand Registration may be withdrawn at any time at the request of the Holders of a majority of the shares of the Common Stock requested to be included in such Demand Registration (the "Required Percentage"), in which event the Holder Group shall continue to be entitled to one Demand Registration; provided that in the event a registration initiated as a Demand Registration is so withdrawn, all expenses in connection with such withdrawn registration (including, without limitation, reasonable fees of counsel and accountants for the Company) shall be paid by the participating Holders, pro rata. In the event Stephen M. Dearholt shall pledge or assign his rights and interests to all or part of the Common Stock issued to him upon exercise of this Warrant, or upon exercise of his rights under any of the Dearholt Stock Documents, as collateral pursuant to a borrowing, the rights to one (1) Demand Registration hereunder may be assigned and transferred to said lender (and only one lender at any given time) in connection therewith, and said lender shall be entitled to request such Demand Registrations at any time notwithstanding the provisions this Section 12.1(a) and/or clauses (i) and (ii) of Section 12.1(c) below.

                  (b) Priority on Demand Registrations. The Company will not include in the Demand Registration any securities which are not Common Stock owned by a Holder, without the written consent of the Required Percentage of Holders. If the Demand Registration is an underwritten offering, and the managing underwriters advise the Company in writing that in their opinion the number of shares of Common Stock requested to be included exceeds the number of shares of Common Stock which can be sold in such offering without adversely affecting the market price of the Company's Common Stock, the Company will include in such registration (pro rata from shares of Common Stock requested to be included by each participating Holder), prior to the inclusion of any securities which are not shares of Common Stock owned by a Holder, the number of shares of Common Stock owned by the Holders requested to be included which in the opinion of such underwriters can be sold without such adverse affect; and the balance of the shares of Common Stock which Holder requested to be included in such offering shall be withheld from sale for a period of time requested by the underwritten, but not to exceed one hundred twenty (120) days.

                  (c) Restrictions on Demand Registration. Subject to the next following sentence and the last sentence of Section 12.1(a) above, the Company will not be obligated to effect a Demand Registration (i) within one hundred twenty (120) days after the effective date of a registration in which the Holder was given an opportunity to participate in a registered offering pursuant to
Section 12.2 hereof or (ii) within twelve (12) months of a Demand Registration given to the Holder or Holder Group pursuant to any other warrants or other agreements between the Company and the Holder. In the event that a Holder requests to participate in a registration under Section 12.2 hereof and satisfies the conditions of Section 12.3, and for whatever reason all of the shares of Common Stock which such Holder so requests to be registered are not registered or are not permitted to be offered for sale and sold prior to shares of Common Stock or other equity securities being registered and offered by the Company in such registration, then the provisions of clause (i) of the first sentence of this Section 12.1(c) shall not apply, and the Company, subject to clause (ii) of the first sentence of this Section 12.1(c), shall be obligated to effect a Demand Registration requested by such Holder as soon as practicable in accordance with the terms hereof. The Company may postpone for up to ninety (90) days the filing or the effectiveness of a registration statement for a Demand Registration if the Company and the Required Percentage of Holders reasonably and in good faith agree that such Demand Registration might have an adverse effect on any proposal or plan by the Company to engage in any financing, acquisition of assets (other than in the ordinary course of business) or any corporate reorganization, merger, consolidation, tender offer or similar transaction; provided that in such event, Required Percentage of the Holders will be entitled to withdraw such request and that, if such request is withdrawn, such Demand registration will not count as the one Demand Registration to which the Holder Group is entitled.

                  (d) Selection of Underwriters. If the Demand Registration involves an underwritten public offering, the Company will have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the approval of the Required Percentage of Holders (which will not be unreasonably withheld) of such investment banker(s) and managers(s).

         12.2 Participation in Registered Offerings. If the Company at any time or times proposes or is required to register any of its Common Stock or other equity securities for public sale in an underwritten public offering for cash (other than in connection with any stock option, bonus or other employee benefit plan or arrangement) under the Securities Act or any applicable state securities law, it will each such time give written notice to each Holder of its intention to do so. Upon the written request of a Holder given within thirty (30) business days after receipt of any such notice (which request shall state the intended method of disposition of such equity securities and shall state in reasonable detail, to the extent practicable, the net consideration, after all commissions and discounts which the prospective seller or sellers expect to receive upon such disposition), the Company shall use all reasonable efforts to cause all such Common Stock which the Holder so requested to be registered (which request will not be for less than fifty percent (50%) of the number of shares of Common Stock purchasable or receivable upon exercise of all Warrants held by such Holder) to be registered under the Securities Act and any applicable state securities laws (provided, that if the managing underwriter advises that less than all of the registered shares of equity securities should be offered for sale so as not to materially and adversely affect the price or salability of the offering being registered by the Company or the participating Holders for a period not to exceed one hundred twenty (120) days, the participating Holders will, if requested by the Company, withhold from sale for such period of time such number of shares of Common Stock (pro rata from the shares of Common Stock requested to be included by the participating Holders) as the underwriter may specify; provided further that in such event a pro rata number of shares owned by all other shareholders of the Company also shall be similarly withheld from sale), all to the extent requisite to permit the sale or other disposition (in accordance with the intended method of disposition thereof as aforesaid) by the prospective seller or sellers of the securities so registered. In the event an underwriter is involved with a registration initiated by the Company of the Common Stock, and a Holder requests to participate in the registration, the Holder must commit to sell through the underwriter. The Company may, in its sole discretion, withdraw any registration contemplated by this Section 12.2 and abandon the proposed offering in which a Holder had requested to participate without any further obligation to such Holder with respect to such registration statement or offering; provided however that such Holder shall be indemnified by the Company for any fees, costs and expense of and incidental to such registration, excluding the fees and disbursements of counsel acting solely on behalf of such Holder.

         12.3 Obligations of the Holder. It shall be a condition precedent to the obligation of the Company to register any Common Stock of a Holder pursuant to Sections 12.1 and 12.2 hereof that such Holder shall (i) furnish to the Company such information regarding the Common Stock held by it and the intended method of disposition thereof and other information concerning such Holder as the Company shall reasonably request and as shall be required in connection with the registration statement to be filed by the Company; (ii) agree to abide by such additional or customary terms affecting the proposed offering as reasonably may be requested by the managing underwriter of such offering, including a requirement, if applicable, to withhold (on a pro-rata basis) from the public market for a period of at least one hundred twenty (120) days after any such offering, any shares excluded from the offering at the instance of the underwriter as permitted under Sections 12.1 and 12.2 hereof; and (iii) agree in writing in form satisfactory to the Company to pay the underwriting discounts and commissions applicable to the Common Stock being sold by such Holder (subject to the maximum amounts set forth in Section 12.5 hereof).

         12.4 Registration Proceedings. If and whenever the Company is required by the provisions of Sections 12.1 and 12.2 hereof to effect the registration of the Common Stock under the Securities Act, until the securities covered by such registration statement have been sold or for six (6) months after effectiveness, whichever is the shorter period of time, the Company shall:

                  (a) Promptly prepare and file with the SEC a registration statement with respect to such Common Stock and use all reasonable efforts to cause such registration statement to become effective as soon as practicable after the filing thereof and to remain effective, subject to the Company's right to withdraw any registration contemplated by Section 12.2 hereof;

                  (b) Prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective;

                  (c) Furnish to each participating Holder and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

                  (d) Use all reasonable efforts to register or qualify the securities covered by such registration statement under such state securities or "Blue Sky" laws of such jurisdictions as the participating Holders may reasonably request within twenty (20) days prior to the original filing of such registration statement, except that the Company shall not for any purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, and except that the Company shall not be required to so register or qualify in more than twenty (20) such jurisdictions if in the good faith judgment of the managing underwriter such additional registrations or qualifications would be unreasonably expensive or harmful to the consummation of the proposed offering;

                  (e) Notify each participating Holder, promptly after the Company shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

                  (f) Notify each participating Holder promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

                  (g) Prepare and file with the SEC, promptly upon the request of a participating Holder, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such Holder and counsel for the underwriter or manager of the offering, are required under the Securities Act or the rules and regulations thereunder in connection with the distribution of Common Stock by such Holder;

                  (h) Prepare and promptly file with the SEC and promptly notify each participating Holder of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

                  (i) In case a participating Holder or any underwriter for a Holder is required to deliver a prospectus at a time when the prospectus then in circulation is not in compliance with the Securities Act, the Company will prepare and file such supplements or amendments to such registration statement and such prospectus or prospectuses as may be necessary to permit compliance with the requirements of the Securities Act;

                  (j) Advise each participating Holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use all reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

                  (k) Not file any amendment or supplement to such registration statement or prospectus to which a participating Holder shall reasonably have objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least two (2) business days prior to the filing thereof; and

                  (l) At the request of a participating Holder (i) use all reasonable efforts to obtain and furnish on the effective date of the registration statement or, if such registration includes an underwritten public offering, at the closing provided for in the underwriting agreement, an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to each participating Holder, which shall contain such opinions as are customary in an underwritten public offering, or, if the offering is not underwritten, shall state that such registration statement has become effective under the Securities Act and that (or substantially to the effect that): (a) to the best of such counsel's knowledge, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act; (b) the registration statement, related prospectus and each amendment or supplement thereto comply as to form in all material respects with the requirements of the Securities Act and applicable rules and regulations of the SEC thereunder (except that such counsel need express no opinion as to financial statements, schedules or other financial or statistical data contained therein); (c) such counsel has no reason to believe that either the registration statement or the prospectus or any amendment or supplement thereto (other than financial statements and schedules or financial and statistical data, as to which such counsel need not comment) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (d) the description in the registration statement or prospectus or any amendment or supplement thereto of all legal and governmental matters and all contracts and other legal documents or instruments described therein are accurate in all material respects; and (e) such counsel does not know of any legal or governmental proceedings, pending or threatened, required to be described in the registration statement or prospectus or any amendment or supplement thereto which are not described as required, nor of any contracts or documents or instruments of the character required to be described in the registration statement or prospectus or amendment or supplement thereto or to be filed as exhibits to the registration statement, which are not described and filed as required; and (ii) use all reasonable efforts to obtain letters dated on such effective date, and such closing date, if any, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and to each participating Holder, stating that they are independent certified public accountants within the meaning of the Securities Act and dealing with such matters as the underwriters may request, or, if the offering is not underwritten, stating that in the opinion of-such accountants, the financial statements and other financial data pertaining to the Company included in the registration statement or the prospectus or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act; such opinion of counsel shall additionally cover such legal matters with respect to the registration and with respect to which such opinion is being given as a participating Holder may reasonably request; such letter from the independent certified public accountants shall additionally cover such other financial matters, including information as to the period ending not more than five (5) business days prior to the date of such letter, with respect to the registration statement and prospectus as a participating Holder may reasonably request.

         12.5 Expenses. With respect to each inclusion of Common Stock of a Holder in a registration statement pursuant to Sections 12.1 and 12.2 hereof, all registration expenses, fees, costs and expenses of and incidental to such registration, including any public offering in connection therewith shall be borne by the Company (excluding the fees and disbursements of advisors retained by the Holder and counsel acting solely on behalf of the Holder); provided, however, that the Holder shall bear the Holder's pro rata share of the underwriting discount and commissions (up to a maximum aggregate amount equal to 8% of the offering price of the Holder's shares so offered). The fees, costs and expenses of registration to be borne by the Company shall include, without limitation, all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company (including the cost of any special audit requested in order to effect such registration), fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company and/or selling security holders are required to bear such fees and disbursements), all legal fees and disbursements and other expenses of complying with state securities or blue Sky laws of any jurisdiction in which the securities to be offered are to be registered or qualified.

         12.6 Indemnification of Holders. Subject to the conditions set forth below, in connection with any registration of securities pursuant to Sections
12.1 or 12.2 hereof, the Company agrees to indemnify and hold harmless each Holder and each person, if any, who controls the Holder (and the respective officers, directors and agents of Holders), within the meaning of Section 15 of the Securities Act, as follows:

                  (a) Against any and all loss, claim, damage and expense whatsoever arising out or based upon (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending any litigation, commenced or threatened, or any claim whatsoever based upon) any untrue or alleged untrue statement of a material fact contained in any preliminary prospectus (if used prior to the effective date of the registration statement), the registration statement or the final prospectus (as from time to time amended and supplemented if the Company shall have filed with the SEC any amendment thereof or amendment thereto) if used within the period during which the Company is required to keep the registration statement or prospectus current, or in any application or other document executed by the Company or based upon written information furnished by the Company filed in any jurisdiction in order to qualify the Company's securities under the securities laws thereof; or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or any other violation of applicable federal or state statutory or regulatory requirements or limitations relating to action or inaction by the Company in the course of preparing, filing, or implementing such registered offering; provided, however, that the indemnity agreement contained in this Section 12.6(a) shall not apply to any loss, claim, damage, liability or action arising out of or based upon any untrue or alleged untrue statement or omission made in reliance upon and in conformity with any information furnished in writing to the Company by or on behalf of the Holder expressly for use in connection therewith;

                  (b) Subject to the proviso contained in the last sentence of
Section 12.6(a) above, against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission or any such alleged untrue statement or omission (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any such litigation or claim) if such settlement is effected with the written consent of the Company and no indemnity shall inure to the benefit of the Holder or any controlling person thereof if the person asserting the claim failed to receive a copy of the final prospectus at or prior to the written confirmation of the sale of shares of Common Stock to such person if the untrue statement or omission had been corrected in such final prospectus and the failure to receive such final prospectus is not a necessary element of such person's claim;

                  (c) In no case shall the Company be liable under this indemnity agreement with respect to any claim made against the Holder or any such controlling person (or its respective officers, directors and agents) unless the Company shall be notified, by letter or by telegram confirmed by letter, of any claim made or action commenced against such persons, reasonably promptly (but in any event within twenty (20) days of receipt of such claim or, in the event that any summons or other service of process requires a responsive pleading within thirty (30) days or less time, within ten (10) days after receipt of such summons or other process) after such person shall have received notice of such claim or been served with the summons or other legal process giving information as to the nature and basis of the claim, but failure to so notify the Company shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. The Company shall be entitled to participate at its own expense in the defense of any suit brought to enforce any such claim, but if the Company elects to assume the defense, such defense shall be conducted by counsel chosen by it, provided that such counsel is reasonably satisfactory to the Holder. In the event the Company elects to assume the defense of any such suit and retain such counsel, the Holder shall, after the date the Holder is notified of such election, bear the fees and expenses of any counsel thereafter retained by the Holder as well as any other expenses thereafter incurred by the Holder in connection with the defense thereof; provided, however, that the Company shall bear the fees and expenses of any such separate counsel retained by the Holder if the counsel representing the Company has a conflict of interest (which is not waived) with the Holder which would prohibit such counsel from representing the Holder.

         12.7 Indemnification of Company. Each Holder participating in any registered offering pursuant to Section 12.1 or 12.2 above agrees to indemnify and hold harmless the Company and each of the officers and directors and agents of it and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all such losses, liabilities, claims, damages and expenses as are indemnified against by the

Company under Section 12.6 hereof; provided, however, that such indemnification shall be limited to statements or omissions, if any, made (or in settlement of any litigation effected with the written consent of the Holder alleged to have been made) in any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or any application or other document in reliance upon, and in conformity with, written information furnished in respect of the Holder, by or on behalf of the Holder expressly for use in any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or in any such application or other document. In case any action shall be brought against the Company, or any other person so indemnified based on any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or any such application or other documents, in respect of which indemnity may be sought against a Holder, it shall have the rights and duties given to the Company, and each other person so indemnified shall have the rights and duties given to a Holder, by the provisions of Section 12.6(c) hereof. The Company agrees to notify the Holder promptly after the assertion of any claim against the Company in connection with the sale of securities covered by this Warrant.

         12.8 Future Registration Rights. The Company may agree with its shareholders other than the Holders to allow their participation in any registered offering which may be requested pursuant to Section 12.1 hereof, provided all such rights of participation under Section 12.1 hereof shall be subordinated to the rights of the participating Holders herein, in a manner reasonably satisfactory to the Required Percentage of such Holders and their counsel.

         13. Descriptive Headings. The descriptive headings of the several sections of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

         14. Notices. Any notice or other communication pursuant to this Warrant shall be in writing and shall be deemed sufficiently given upon receipt, if personally delivered or telecopied (with receipt acknowledged), or if mailed, upon deposit with the United States Postal Service by first class, certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

                  (a) If to the Company, to The Female Health Company, 919 North Michigan Street, Suite 2208, Chicago, Illinois 60611, Attention: Secretary, or such other address as the Company has designated in writing to the Holder.

                  (b) If to the Holder, to Stephen M. Dearholt, c/o Response Marketing, 741 North Milwaukee Street, Milwaukee, Wisconsin 53202 or to such other address as the Holder has designated in writing to the Company.

         15. Replacement of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and upon receipt of written indemnification of the Company by the Holder in form and substance reasonably satisfactory to the Company, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         16. Governing Law. This Warrant shall be construed and interpreted in accordance with the internal laws of the State of Wisconsin.

         17. Successors and Assigns. The provisions of this Warrant shall be binding upon and inure to the benefit of the Company and the Holder and their respective successors, assigns and transferees.

         18. Further Assurances. The Company agrees that it will execute and record such documents as the Holder shall reasonably request to secure for the Holder any of the rights represented by this Warrant.

         19. Amendment and Modifications. This Warrant may be amended, modified or supplemented only by written agreement of the Company and the Holder.

         IN WITNESS WHEREOF, The Female Health Company has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated as of March 25, 1996.

                                                THE FEMALE HEALTH COMPANY

                                                By: /s/ O. B. Parrish
                                                    ----------------------------
                                                     Chairman of the Board
                                                     and Chief Executive Officer

                                                                       Exhibit 3


         THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAW. THIS WARRANT AND ANY INTEREST HEREIN MAY BE OFFERED, TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF ONLY IF REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE, AND ONLY IN STRICT COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------



                                     WARRANT

                               FOR THE PURCHASE OF
                                  COMMON STOCK

                                       OF

                         THE FEMALE HEALTH COMPANY, INC.

                                Warrant Number 5


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------



         THIS CERTIFIES THAT, FOR VALUE RECEIVED, Stephen M. Dearholt, or assigns, is entitled to subscribe for and purchase from The Female Health Company, Inc. a Wisconsin corporation (the Company"), 200,000 shares of the fully paid and non-assessable shares of Common Stock, $.01 par value per share, of the Company, at the Purchase Price (as hereinafter defined) per share.

         This Warrant and all warrants issued in substitution or exchange for all or part hereof are herein individually called a "Warrant" and collectively the "Warrants".

         1. Definitions. When used in this Warrant, the following terms shall have the meanings specified:

                  (a) "Affiliate" shall mean any Person directly or indirectly controlling, controlled by or under direct or indirect common control with another Person. A Person shall be deemed to control a corporation if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

                  (b) "Common Shares" shall mean and include the Company's presently authorized shares of Common Stock and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; provided that the shares purchasable pursuant to this Warrant shall include shares designated as Common Stock of the Company on the date of original issue of this Warrant or, in case of any reclassification of the outstanding shares thereof, the stock, securities or assets provided for in Section 5(a) hereof.

                  (c) "Common Stock" shall mean the common stock, $.01 par value per share, of the Company.

                  (d) "Expiration Date" shall mean the earliest to occur of the following: (i) the exercise of all of the rights to purchase Common Stock represented by this Warrant; or (ii) March 25, 2004.

                  (e) "Holder" shall mean Stephen M. Dearholt and any permitted transferee or assignee of all or part of this Warrant and the rights hereunder; provided that, as used in Section 12 hereof such term shall also include any holder or holders of Common Stock (or Other Securities) issued on the exercise of this Warrant other than Persons who received such Common Stock (or Other Securities) in a public offering or pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

                  (f) "Holder Group" shall have the meaning assigned thereto in
Section 10 hereof.

                  (g) "Purchase Price" shall mean the per share purchase price of $1.848 (subject to adjustment under Section 5) to be paid for shares of Common Stock purchased pursuant to the exercise of this Warrant.

                  (h) "Other Securities", as used in Section 12 hereof, shall mean any stock (other than Common Stock) and other securities of the Company or any other Person (corporate or otherwise) which the Holder of this Warrant at any time shall be entitled to receive, or shall have received, on the exercise of this Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 5 hereof or otherwise.

                  (i) "Person shall mean and include an individual, partnership, corporation, trust, joint venture, incorporated organization and a government or any department or agency thereof.

         2. Exercise: Issuance of Certificates: Payment for Shares. This Warrant may be exercised by the Holder, in whole or in part, at any time and from time to time on or after March 25, 1997, by the surrender of this Warrant (properly endorsed if required), and payment by the Holder to the Company of the Purchase Price for each share of Common Stock purchased with respect to such exercise by wire transfer or certified or cashiers check. Upon such surrender and payment, the Holder shall be entitled to receive a certificate or certificates representing the shares of Common Stock so purchased, which certificate(s) may contain a standard legend indicating that such shares have not been registered under the Securities Act and prohibiting resale thereof without registration or an opinion of counsel that an exemption from registration is available. The Company agrees that the shares so purchased shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid. Subject to the Company's Amended and Restated Articles of Incorporation, certificates for the shares of Common Stock so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten days, after the rights represented by this Warrant shall have been so exercised. If the rights of the Holder of this Warrant are exercised in part, the number of shares of Common Stock which thereafter may be purchased pursuant to this Warrant shall be reduced accordingly and the Company shall reissue a Warrant or Warrants of like tenor representing in the aggregate the right to purchase the number of shares of Common Stock as so reduced.

         3.       Affirmative Covenants.

                  (a) The Company covenants and agrees that the shares of Common Stock issuable upon exercise of the rights represented by this Warrant will, upon such exercise and issuance in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable (except as set forth in Section 180.0622(2)(b), Wis. Stats., as amended and interpreted) and free from all taxes, liens and charges with respect to the issue. The Company further covenants and agrees that, until the Expiration Date, the Company will at all times have authorized, and reserved for the purpose of issue upon total or partial exercise of the rights represented by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

                  (b) The Company further covenants and agrees that, until the Expiration Date, the Company will deliver to the Holder copies of all reports and information filed by the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended, within 10 days after receiving a written request from the Holder.

         4. Issuance of Preferred Stock. So long as this Warrant remains outstanding, the Company will not issue any capital stock of any class preferred as to dividends or as to the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in the distribution of such assets.

         5. Anti-Dilution Provisions. The above provisions are, however, subject to the following:

                  (a) If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the Holder hereof shall hereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof, together with such adjustment in the Purchase Price as may be applicable with respect thereto so that the aggregate price to be paid for shares issued pursuant to this Warrant shall be neither increased nor decreased. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed to the Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

                  (b)      In case any time:

                  (1) the Company shall declare any cash dividend on its Common Stock at a rate in excess of the rate of the last cash dividend theretofore paid;

                  (2) the Company shall pay any dividend payable in stock upon its Common Stock, make any distribution (other than regular cash dividends) to the holders of its Common Stock or redeem any shares of its Common Stock;

                  (3) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;

                  (4) there shall be any capital reorganization, reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to another corporation; or

                  (5) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of said cases, the Company shall give written notice, by first class mail, postage prepaid, addressed to the Holder of this Warrant at the address of such Holder as shown on the books of the Company, of the date on which (aa) the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or (bb) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of Common Stock of record shall participate in such dividend distribution or subscription rights, or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given at least 15 days prior to the action in question and not less than 15 days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

         6. Certain Events. If any event occurs as to which the provisions of this Warrant are not strictly applicable or, if strictly applicable would not fairly protect the rights of the Holder in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Company shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect the Holder's rights as aforesaid.

         7. Term of Warrant. This Warrant shall remain outstanding and exercisable until the Expiration Date. To the extent not previously exercised, the rights to purchase Common Stock represented by this Warrant shall thereupon terminate.

         8. Issue Tax. The issuance of certificates for shares of Common Stock upon the total or partial exercise of this Warrant shall be made without charge to the Holder for any issuance tax in respect thereof.

         9. Closing of Books. The Company will at no time close its transfer books against the transfer of this Warrant or act in any manner which interferes with the timely exercise of the rights represented by this Warrant.

         10. Transfer of Warrant. Subject to any registration or qualification requirements under the Securities Act and applicable state securities laws, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder, by the Holder in person or by duly authorized attorney, upon surrender of this Warrant to the Company properly endorsed; provided that the Company may require in connection with such transfer an opinion of counsel to the effect that such transfer qualifies for an exemption from the registration requirements of the Securities Act. If this Warrant is transferred in part in accordance with the terms hereof, the Company shall reissue a Warrant or Warrants of like tenor representing in the aggregate the right to purchase the number of shares of Common Stock represented by this Warrant immediately prior to such transfer and thereafter the Holder and all transferees and assignees shall constitute the "Holder Group" for purposes of Section 12 hereof.

         11. No Voting Rights. This Warrant shall not entitle the Holder to any voting rights as a shareholder of the Company.

         12. Registration Rights. All references in this Section 12 to Common Stock shall be deemed to include Other Securities as applicable.

         12.1 Demand Registration. At any time (whether before or after the Expiration Date) following the exercise of the right to purchase Common Stock pursuant to this Warrant, a Holder may demand registration under the Securities Act of 1933, as amended (the "Securities Act") of the resale of all or part of the Common Stock issuable or which has been issued upon exercise of this Warrant, on Form S-1 or any similar long-form registration or, in the Company's sole discretion, on Form S-2 or S-3 or any similar short-form registration, if available under applicable rules of the SEC. If such request is made by less than all Holders, the Company shall send written notice of such registration request to the remaining

Holders within 15 days of receipt of the initial registration request. Unless a remaining Holder shall deliver to the Company, within 20 days after such notice is sent by the Company, a written request for inclusion in the registration demanded by the initial request of all or part of the Common Stock issuable or which has been issued upon exercise of the Warrant held by such remaining Holder, all rights of such remaining Holder under this Section 12.1 shall be terminated. The written request to be delivered by a Holder to the Company pursuant to this Section 12.1 shall (i) specify the number of shares intended to be offered and sold by the Holder, (ii) express the present intent of the Holder to offer such shares for distribution, and (iii) describe the nature and method of the proposed offer and sale thereof. The registration requested pursuant to this Section 12.1 is referred to herein as "Demand Registration".

                  (a) Number of Registrations. The Holder Group will be entitled to one (1) Demand Registration under this Warrant (in addition to any Demand Registration made by a lender pursuant to the last sentence of this Section 12.1(a)). Notwithstanding any contrary provision contained in this document (except the last sentence of this Section 12.1(a) which shall continue to apply), the Note Purchase and Warrant Agreement between the Company and Stephen
M. Dearholt of even date, the Stock Issuance Agreement between such parties of even date (the "1997 Stock Issuance Agreement") (except the last sentence of Section 8.1(a) which shall continue to apply), the Note Purchase and Warrant Agreement by and among the Company and Stephen M. Dearholt dated as of March 25, 1996, the Warrant issued by the Company to Stephen M. Dearholt dated as of March 26, 1996, and the Warrant issued by the Company to Stephen M. Dearholt dated as of November 21, 1995 (collectively, the "Dearholt Stock Documents"), the Holder Group shall be entitled to a total of only one Demand Registration under all such Dearholt Stock Documents, and shall be entitled to include all of the stock received under all of such Dearholt Stock Documents in that Demand Registration; provided, however, that if at the time the Holder Group exercises such Demand Registration, the Holder Group has not received stock under the 1997 Stock Issuance Agreement, the Holder Group shall also have an additional one Demand registration under the 1997 Stock issuance Agreement. A registration initiated as a Demand Registration may be withdrawn at any time at the request of the Holders of a majority of the shares of the Common Stock requested to be included in such Demand Registration (the "Required

Percentage"), in which event the Holder Group shall continue to be entitled to one Demand Registration; provided that in the event a registration initiated as a Demand Registration is so withdrawn, all expenses in connection with such withdrawn registration (including, without limitation, reasonable fees of counsel and accountants for the Company) shall be paid by the participating Holders, pro rata. In the event Stephen M. Dearholt shall pledge or assign his rights and interests to all or part of the Common Stock issued to him upon exercise of this Warrant, or upon exercise of his rights under any of the Dearholt Stock Documents, as collateral pursuant to a borrowing, the rights to one (1) Demand Registration hereunder may be assigned and transferred to said lender (and only one lender at any given time) in connection therewith, and said lender shall be entitled to request such Demand Registrations at any time notwithstanding the provisions this Section 12.1(a) and/or clauses (i) and (ii) of Section 12.1(c) below.

                  (b) Priority on Demand Registrations. The Company will not include in the Demand Registration any securities which are not Common Stock owned by a Holder, without the written consent of the Required Percentage of Holders. If the Demand Registration is an underwritten offering, and the managing underwriters advise the Company in writing that in their opinion the number of shares of Common Stock requested to be included exceeds the number of shares of Common Stock which can be sold in such offering without adversely affecting the market price of the Company's Common Stock, the Company will include in such registration (pro rata from shares of Common Stock requested to be included by each participating Holder), prior to the inclusion of any securities which are not shares of Common Stock owned by a Holder, the number of shares of Common Stock owned by the Holders requested to be included which in the opinion of such underwriters can be sold without such adverse affect; and the balance of the shares of Common Stock which Holder requested to be included in such offering shall be withheld from sale for a period of time requested by the underwritten, but not to exceed one hundred twenty (120) days.

                  (c) Restrictions on Demand Registration. Subject to the next following sentence and the last sentence of Section 12.1(a) above, the Company will not be obligated to effect a Demand Registration (i) within one hundred twenty (120) days after the effective date of a registration in which the Holder was given an opportunity to participate in a registered offering pursuant to

Section 12.2 hereof or (ii) within twelve (12) months of a Demand Registration given to the Holder or Holder Group pursuant to any other warrants or other agreements between the Company and the Holder. In the event that a Holder requests to participate in a registration under Section 12.2 hereof and satisfies the conditions of Section 12.3, and for whatever reason all of the shares of Common Stock which such Holder so requests to be registered are not registered or are not permitted to be offered for sale and sold prior to shares of Common Stock or other equity securities being registered and offered by the Company in such registration, then the provisions of clause (i) of the first sentence of this Section 12.1(c) shall not apply, and the Company, subject to clause (ii) of the first sentence of this Section 12.1(c), shall be obligated to effect a Demand Registration requested by such Holder as soon as practicable in accordance with the terms hereof. The Company may postpone for up to ninety (90) days the filing or the effectiveness of a registration statement for a Demand Registration if the Company and the Required Percentage of Holders reasonably and in good faith agree that such Demand Registration might have an adverse effect on any proposal or plan by the Company to engage in any financing, acquisition of assets (other than in the ordinary course of business) or any corporate reorganization, merger, consolidation, tender offer or similar transaction; provided that in such event, Required Percentage of the Holders will be entitled to withdraw such request and that, if such request is withdrawn, such Demand registration will not count as the one Demand Registration to which the Holder Group is entitled.

                  (d) Selection of Underwriters. If the Demand Registration involves an underwritten public offering, the Company will have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the approval of the Required Percentage of Holders (which will not be unreasonably withheld) of such investment banker(s) and managers(s).

         12.2 Participation in Registered Offerings. If the Company at any time or times proposes or is required to register any of its Common Stock or other equity securities for public sale in an underwritten public offering for cash (other than in connection with any stock option, bonus or other employee benefit plan or arrangement) under the Securities Act or any applicable state securities law, it will each such time give written notice to each Holder of its intention to do so. Upon the written request of a

Holder given within thirty (30) business days after receipt of any such notice (which request shall state the intended method of disposition of such equity securities and shall state in reasonable detail, to the extent practicable, the net consideration, after all commissions and discounts which the prospective seller or sellers expect to receive upon such disposition), the Company shall use all reasonable efforts to cause all such Common Stock which the Holder so requested to be registered (which request will not be for less than fifty percent (50%) of the number of shares of Common Stock purchasable or receivable upon exercise of all Warrants held by such Holder) to be registered under the Securities Act and any applicable state securities laws (provided, that if the managing underwriter advises that less than all of the registered shares of equity securities should be offered for sale so as not to materially and adversely affect the price or salability of the offering being registered by the Company or the participating Holders for a period not to exceed one hundred twenty (120) days, the participating Holders will, if requested by the Company, withhold from sale for such period of time such number of shares of Common Stock (pro rata from the shares of Common Stock requested to be included by the participating Holders) as the underwriter may specify; provided further that in such event a pro rata number of shares owned by all other shareholders of the Company also shall be similarly withheld from sale), all to the extent requisite to permit the sale or other disposition (in accordance with the intended method of disposition thereof as aforesaid) by the prospective seller or sellers of the securities so registered. In the event an underwriter is involved with a registration initiated by the Company of the Common Stock, and a Holder requests to participate in the registration, the Holder must commit to sell through the underwriter. The Company may, in its sole discretion, withdraw any registration contemplated by this Section 12.2 and abandon the proposed offering in which a Holder had requested to participate without any further obligation to such Holder with respect to such registration statement or offering; provided however that such Holder shall be indemnified by the Company for any fees, costs and expense of and incidental to such registration, excluding the fees and disbursements of counsel acting solely on behalf of such Holder.

         12.3 Obligations of the Holder. It shall be a condition precedent to the obligation of the Company to register any Common Stock of a Holder pursuant to Sections 12.1 and 12.2 hereof that such Holder shall (i) furnish to the Company such information regarding the Common Stock held by it and the intended method of disposition thereof and other information concerning such Holder as the Company shall reasonably request and as shall be required in connection with the registration statement to be filed by the Company; (ii) agree to abide by such additional or customary terms affecting the proposed offering as reasonably may be requested by the managing underwriter of such offering, including a requirement, if applicable, to withhold (on a pro-rata basis) from the public market for a period of at least one hundred twenty (120) days after any such offering, any shares excluded from the offering at the instance of the underwriter as permitted under Sections 12.1 and 12.2 hereof; and (iii) agree in writing in form satisfactory to the Company to pay the underwriting discounts and commissions applicable to the Common Stock being sold by such Holder (subject to the maximum amounts set forth in Section
12.5 hereof).

         12.4 Registration Proceedings. If and whenever the Company is required by the provisions of Sections 12.1 and 12.2 hereof to effect the registration of the Common Stock under the Securities Act, until the securities covered by such registration statement have been sold or for six (6) months after effectiveness, whichever is the shorter period of time, the Company shall:

                  (a) Promptly prepare and file with the SEC a registration statement with respect to such Common Stock and use all reasonable efforts to cause such registration statement to become effective as soon as practicable after the filing thereof and to remain effective, subject to the Company's right to withdraw any registration contemplated by Section 12.2 hereof;

                  (b) Prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective;

                  (c) Furnish to each participating Holder and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

                  (d) Use all reasonable efforts to register or qualify the securities covered by such registration statement under such state securities or "Blue Sky" laws of such jurisdictions as the participating Holders may reasonably request within twenty (20) days prior to the original filing of such registration statement, except that the Company shall not for any purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, and except that the Company shall not be required to so register or qualify in more than twenty (20) such jurisdictions if in the good faith judgment of the managing underwriter such additional registrations or qualifications would be unreasonably expensive or harmful to the consummation of the proposed offering;

                  (e) Notify each participating Holder, promptly after the Company shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

                  (f) Notify each participating Holder promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

                  (g) Prepare and file with the SEC, promptly upon the request of a participating Holder, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such Holder and counsel for the underwriter or manager of the offering, are required under the Securities Act or the rules and regulations thereunder in connection with the distribution of Common Stock by such Holder;

                  (h) Prepare and promptly file with the SEC and promptly notify each participating Holder of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

                  (i) In case a participating Holder or any underwriter for a Holder is required to deliver a prospectus at a time when the prospectus then in circulation is not in compliance with the Securities Act, the Company will prepare and file such supplements or amendments to such registration statement and such prospectus or prospectuses as may be necessary to permit compliance with the requirements of the Securities Act;

                  (j) Advise each participating Holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use all reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

                  (k) Not file any amendment or supplement to such registration statement or prospectus to which a participating Holder shall reasonably have objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least two (2) business days prior to the filing thereof; and

                  (l) At the request of a participating Holder (i) use all reasonable efforts to obtain and furnish on the effective date of the registration statement or, if such registration includes an underwritten public offering, at the closing provided for in the underwriting agreement, an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to each participating Holder, which shall contain such opinions as are customary in an underwritten public offering, or, if the offering is not underwritten, shall state that such registration statement has become effective under the Securities Act and that (or substantially to the effect that): (a) to the best of such counsel's knowledge, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act; (b) the registration statement, related prospectus and each amendment or supplement thereto comply as to form in all material respects with the requirements of the Securities Act and applicable rules and regulations of the SEC thereunder (except that such counsel need express no opinion as to financial statements, schedules or other financial or statistical data contained therein); (c) such counsel has no reason to believe that either the registration statement or the prospectus or any amendment or supplement thereto (other than financial statements and schedules or financial and statistical data, as to which such counsel need not comment) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) the description in the registration statement or prospectus or any amendment or supplement thereto of all legal and governmental matters and all contracts and other legal documents or instruments described therein are accurate in all material respects; and (e) such counsel does not know of any legal or governmental proceedings, pending or threatened, required to be described in the registration statement or prospectus or any amendment or supplement thereto which are not described as required, nor of any contracts or documents or instruments of the character required to be described in the registration statement or prospectus or amendment or supplement thereto or to be filed as exhibits to the registration statement, which are not described and filed as required; and (ii) use all reasonable efforts to obtain letters dated on such effective date, and such closing date, if any, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and to each participating Holder, stating that they are independent certified public accountants within the meaning of the Securities Act and dealing with such matters as the underwriters may request, or, if the offering is not underwritten, stating that in the opinion of-such accountants, the financial statements and other financial data pertaining to the Company included in the registration statement or the prospectus or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act; such opinion of counsel shall additionally cover such legal matters with respect to the registration and with respect to which such opinion is being given as a participating Holder may reasonably request; such letter from the independent certified public accountants shall additionally cover such other financial matters, including information as to the period ending not more than five (5) business days prior to the date of such letter, with respect to the registration statement and prospectus as a participating Holder may reasonably request.

         12.5 Expenses. With respect to each inclusion of Common Stock of a Holder in a registration statement pursuant to Sections 12.1 and 12.2 hereof, all registration expenses, fees, costs and expenses of and incidental to such registration, including any public offering in connection therewith shall be borne by the Company (excluding the fees and disbursements of advisors retained by the Holder and counsel acting solely on behalf of the Holder); provided, however, that the Holder shall bear the Holder's pro rata share of the underwriting discount and commissions (up to a maximum aggregate amount equal to 8% of the offering price of the Holder's shares so offered). The fees, costs and expenses of registration to be borne by the Company shall include, without limitation, all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company (including the cost of any special audit requested in order to effect such registration), fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company and/or selling security holders are required to bear such fees and disbursements), all legal fees and disbursements and other expenses of complying with state securities or blue Sky laws of any jurisdiction in which the securities to be offered are to be registered or qualified.

         12.6 Indemnification of Holders. Subject to the conditions set forth below, in connection with any registration of securities pursuant to Sections
12.1 or 12.2 hereof, the Company agrees to indemnify and hold harmless each Holder and each person, if any, who controls the Holder (and the respective officers, directors and agents of Holders), within the meaning of Section 15 of the Securities Act, as follows:

                  (a) Against any and all loss, claim, damage and expense whatsoever arising out or based upon (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending any litigation, commenced or threatened, or any claim whatsoever based upon) any untrue or alleged untrue statement of a material fact contained in any preliminary prospectus (if used prior to the effective date of the registration statement), the registration statement or the final prospectus (as from time to time amended and supplemented if the Company shall have filed with the SEC any amendment thereof or amendment thereto) if used within the period during which the Company is required to keep the registration statement or prospectus current, or in any application or other document executed by the Company or based upon written information furnished by the Company filed in any jurisdiction in order to qualify the Company's securities under the securities laws thereof; or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or any other violation of applicable federal or state statutory or regulatory requirements or limitations relating to action or inaction by the Company in the course of preparing, filing, or implementing such registered offering; provided, however, that the indemnity agreement contained in this Section 12.6(a) shall not apply to any loss, claim, damage, liability or action arising out of or based upon any untrue or alleged untrue statement or omission made in reliance upon and in conformity with any information furnished in writing to the Company by or on behalf of the Holder expressly for use in connection therewith;

                  (b) Subject to the proviso contained in the last sentence of
Section 12.6(a) above, against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission or any such alleged untrue statement or omission (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any such litigation or claim) if such settlement is effected with the written consent of the Company and no indemnity shall inure to the benefit of the Holder or any controlling person thereof if the person asserting the claim failed to receive a copy of the final prospectus at or prior to the written confirmation of the sale of shares of Common Stock to such person if the untrue statement or omission had been corrected in such final prospectus and the failure to receive such final prospectus is not a necessary element of such person's claim;

                  (c) In no case shall the Company be liable under this indemnity agreement with respect to any claim made against the Holder or any such controlling person (or its respective officers, directors and agents) unless the Company shall be notified, by letter or by telegram confirmed by letter, of any claim made or action commenced against such persons, reasonably promptly (but in any event within twenty (20) days of receipt of such claim or, in the event that any summons or other service of process requires a responsive pleading within thirty (30) days or less time, within ten (10) days after receipt of such summons or other process) after such person shall have received notice of such claim or been served with the summons or other legal process giving information as to the nature and basis of the claim, but failure to so notify the Company shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. The Company shall be entitled to participate at its own expense in the defense of any suit brought to enforce any such claim, but if the Company elects to assume the defense, such defense shall be conducted by counsel chosen by it, provided that such counsel is reasonably satisfactory to the Holder. In the event the Company elects to assume the defense of any such suit and retain such counsel, the Holder shall, after the date the Holder is notified of such election, bear the fees and expenses of any counsel thereafter retained by the Holder as well as any other expenses thereafter incurred by the Holder in connection with the defense thereof; provided, however, that the Company shall bear the fees and expenses of any such separate counsel retained by the Holder if the counsel representing the Company has a conflict of interest (which is not waived) with the Holder which would prohibit such counsel from representing the Holder.

         12.7 Indemnification of Company. Each Holder participating in any registered offering pursuant to Section 12.1 or 12.2 above agrees to indemnify and hold harmless the Company and each of the officers and directors and agents of it and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all such losses, liabilities, claims, damages and expenses as are indemnified against by the Company under Section 12.6 hereof; provided, however, that such indemnification shall be limited to statements or omissions, if any, made (or in settlement of any litigation effected with the written consent of the Holder alleged to have been made) in any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or any application or other document in reliance upon, and in conformity with, written information furnished in respect of the Holder, by or on behalf of the Holder expressly for use in any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or in any such application or other document. In case any action shall be brought against the Company, or any other person so indemnified based on any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or any such application or other documents, in respect of which indemnity may be sought against a Holder, it shall have the rights and duties given to the Company, and each other person so indemnified shall have the rights and duties given to a Holder, by the provisions of Section 12.6(c) hereof. The Company agrees to notify the Holder promptly after the assertion of any claim against the Company in connection with the sale of securities covered by this Warrant.

         12.8 Future Registration Rights. The Company may agree with its shareholders other than the Holders to allow their participation in any registered offering which may be requested pursuant to Section 12.1 hereof, provided all such rights of participation under Section 12.1 hereof shall be subordinated to the rights of the participating Holders herein, in a manner reasonably satisfactory to the Required Percentage of such Holders and their counsel.

         13. Descriptive Headings. The descriptive headings of the several sections of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

         14. Notices. Any notice or other communication pursuant to this Warrant shall be in writing and shall be deemed sufficiently given upon receipt, if personally delivered or telecopied (with receipt acknowledged), or if mailed, upon deposit with the United States Postal Service by first class, certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

                  (a) If to the Company, to The Female Health Company, 919 North Michigan Street, Suite 2208, Chicago, Illinois 60611, Attention: Secretary, or such other address as the Company has designated in writing to the Holder.

                  (b) If to the Holder, to Stephen M. Dearholt, c/o Response Marketing, 741 North Milwaukee Street, Milwaukee, Wisconsin 53202 or to such other address as the Holder has designated in writing to the Company.

         15. Replacement of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and upon receipt of written indemnification of the Company by the Holder in form and substance reasonably satisfactory to the Company, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         16. Governing Law. This Warrant shall be construed and interpreted in accordance with the internal laws of the State of Wisconsin.

         17. Successors and Assigns. The provisions of this Warrant shall be binding upon and inure to the benefit of the Company and the Holder and their respective successors, assigns and transferees.

         18. Further Assurances. The Company agrees that it will execute and record such documents as the Holder shall reasonably request to secure for the Holder any of the rights represented by this Warrant.

         19. Amendment and Modifications. This Warrant may be amended, modified or supplemented only by written agreement of the Company and the Holder.

         IN WITNESS WHEREOF, The Female Health Company has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated as of March 25, 1997.


                                                THE FEMALE HEALTH COMPANY


                                                By: /s/ O. B. Parrish
                                                    ----------------------------
                                                     O. B. Parrish
                                                     Chairman of the Board
                                                     and Chief Executive Officer

                                                                       Exhibit 4

         THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAW. THIS WARRANT AND ANY INTEREST HEREIN MAY BE OFFERED, TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF ONLY IF REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE, AND ONLY IN STRICT COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------



                                     WARRANT

                               FOR THE PURCHASE OF
                                  COMMON STOCK

                                       OF

                         THE FEMALE HEALTH COMPANY, INC.

                                Warrant Number 6


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------



         THIS CERTIFIES THAT, FOR VALUE RECEIVED, Stephen M. Dearholt, or assigns, is entitled to subscribe for and purchase from The Female Health Company, Inc. a Wisconsin corporation (the Company"), 200,000 shares of the fully paid and non-assessable shares of Common Stock, $.01 par value per share, of the Company, at the Purchase Price (as hereinafter defined) per share.

         This Warrant and all warrants issued in substitution or exchange for all or part hereof are herein individually called a "Warrant" and collectively the "Warrants".

         1. Definitions. When used in this Warrant, the following terms shall have the meanings specified:

                  (a) "Affiliate" shall mean any Person directly or indirectly controlling, controlled by or under direct or indirect common control with another Person. A Person shall be deemed to control a corporation if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

                  (b) "Common Shares" shall mean and include the Company's presently authorized shares of Common Stock and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; provided that the shares purchasable pursuant to this Warrant shall include shares designated as Common Stock of the Company on the date of original issue of this Warrant or, in case of any reclassification of the outstanding shares thereof, the stock, securities or assets provided for in Section 5(a) hereof.

                  (c) "Common Stock" shall mean the common stock, $.01 par value per share, of the Company.

                  (d) "Expiration Date" shall mean the earliest to occur of the following: (i) the exercise of all of the rights to purchase Common Stock represented by this Warrant; or (ii) March 25, 2006.

                  (e) "Holder" shall mean Stephen M. Dearholt and any permitted transferee or assignee of all or part of this Warrant and the rights hereunder; provided that, as used in Section 12 hereof such term shall also include any holder or holders of Common Stock (or Other Securities) issued on the exercise of this Warrant other than Persons who received such Common Stock (or Other Securities) in a public offering or pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

                  (f) "Holder Group" shall have the meaning assigned thereto in
Section 10 hereof.

                  (g) "Purchase Price" shall mean the per share purchase price of $2.25 (subject to adjustment under Section 5) to be paid for shares of Common Stock purchased pursuant to the exercise of this Warrant.

                  (h) "Other Securities", as used in Section 12 hereof, shall mean any stock (other than Common Stock) and other securities of the Company or any other Person (corporate or otherwise) which the Holder of this Warrant at any time shall be entitled to receive, or shall have received, on the exercise of this Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 5 hereof or otherwise.

                  (i) "Person shall mean and include an individual, partnership, corporation, trust, joint venture, incorporated organization and a government or any department or agency thereof.

         2. Exercise: Issuance of Certificates: Payment for Shares. This Warrant may be exercised by the Holder, in whole or in part, at any time and from time to time on or after March 25, 1998, by the surrender of this Warrant (properly endorsed if required), and payment by the Holder to the Company of the Purchase Price for each share of Common Stock purchased with respect to such exercise by wire transfer or certified or cashiers check. Upon such surrender and payment, the Holder shall be entitled to receive a certificate or certificates representing the shares of Common Stock so purchased, which certificate(s) may contain a standard legend indicating that such shares have not been registered under the Securities Act and prohibiting resale thereof without registration or an opinion of counsel that an exemption from registration is available. The Company agrees that the shares so purchased shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid. Subject to the Company's Amended and Restated Articles of Incorporation, certificates for the shares of Common Stock so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten days, after the rights represented by this Warrant shall have been so exercised. If the rights of the Holder of this Warrant are exercised in part, the number of shares of Common Stock which thereafter may be purchased pursuant to this Warrant shall be reduced accordingly and the Company shall reissue a Warrant or Warrants of like tenor representing in the aggregate the right to purchase the number of shares of Common Stock as so reduced.

         3.       Affirmative Covenants.

                  (a) The Company covenants and agrees that the shares of Common Stock issuable upon exercise of the rights represented by this Warrant will, upon such exercise and issuance in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable (except as set forth in Section 180.0622(2)(b), Wis. Stats., as amended and interpreted) and free from all taxes, liens and charges with respect to the issue. The Company further covenants and agrees that, until the Expiration Date, the Company will at all times have authorized, and reserved for the purpose of issue upon total or partial exercise of the rights represented by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

                  (b) The Company further covenants and agrees that, until the Expiration Date, the Company will deliver to the Holder copies of all reports and information filed by the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended, within 10 days after receiving a written request from the Holder.

         4. Issuance of Preferred Stock. So long as this Warrant remains outstanding, the Company will not issue any capital stock of any class preferred as to dividends or as to the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in the distribution of such assets.

         5. Anti-Dilution Provisions. The above provisions are, however, subject to the following:

                  (a) If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the Holder hereof shall hereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof, together with such adjustment in the Purchase Price as may be applicable with respect thereto so that the aggregate price to be paid for shares issued pursuant to this Warrant shall be neither increased nor decreased. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed to the Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

                  (b)      In case any time:

                  (1) the Company shall declare any cash dividend on its Common Stock at a rate in excess of the rate of the last cash dividend theretofore paid;

                  (2) the Company shall pay any dividend payable in stock upon its Common Stock, make any distribution (other than regular cash dividends) to the holders of its Common Stock or redeem any shares of its Common Stock;

                  (3) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;

                  (4) there shall be any capital reorganization, reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to another corporation; or

                  (5) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of said cases, the Company shall give written notice, by first class mail, postage prepaid, addressed to the Holder of this Warrant at the address of such Holder as shown on the books of the Company, of the date on which (aa) the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or (bb) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of Common Stock of record shall participate in such dividend distribution or subscription rights, or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given at least 15 days prior to the action in question and not less than 15 days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

         6. Certain Events. If any event occurs as to which the provisions of this Warrant are not strictly applicable or, if strictly applicable would not fairly protect the rights of the Holder in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Company shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect the Holder's rights as aforesaid.

         7. Term of Warrant. This Warrant shall remain outstanding and exercisable until the Expiration Date. To the extent not previously exercised, the rights to purchase Common Stock represented by this Warrant shall thereupon terminate.

         8. Issue Tax. The issuance of certificates for shares of Common Stock upon the total or partial exercise of this Warrant shall be made without charge to the Holder for any issuance tax in respect thereof.

         9. Closing of Books. The Company will at no time close its transfer books against the transfer of this Warrant or act in any manner which interferes with the timely exercise of the rights represented by this Warrant.

         10. Transfer of Warrant. Subject to any registration or qualification requirements under the Securities Act and applicable state securities laws, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder, by the Holder in person or by duly authorized attorney, upon surrender of this Warrant to the Company properly endorsed; provided that the Company may require in connection with such transfer an opinion of counsel to the effect that such transfer qualifies for an exemption from the registration requirements of the Securities Act. If this Warrant is transferred in part in accordance with the terms hereof, the Company shall reissue a Warrant or Warrants of like tenor representing in the aggregate the right to purchase the number of shares of Common Stock represented by this Warrant immediately prior to such transfer and thereafter the Holder and all transferees and assignees shall constitute the "Holder Group" for purposes of Section 12 hereof.

         11. No Voting Rights. This Warrant shall not entitle the Holder to any voting rights as a shareholder of the Company.

         12. Registration Rights. All references in this Section 12 to Common Stock shall be deemed to include Other Securities as applicable.

         12.1 Demand Registration. At any time (whether before or after the Expiration Date) following the exercise of the right to purchase Common Stock pursuant to this Warrant, a Holder may demand registration under the Securities Act of 1933, as amended (the "Securities Act") of the resale of all or part of the Common Stock issuable or which has been issued upon exercise of this Warrant, on Form S-1 or any similar long-form registration or, in the Company's sole discretion, on Form S-2 or S-3 or any similar short-form registration, if available under applicable rules of the SEC. If such request is made by less than all Holders, the Company shall send written notice of such registration request to the remaining

Holders within 15 days of receipt of the initial registration request. Unless a remaining Holder shall deliver to the Company, within 20 days after such notice is sent by the Company, a written request for inclusion in the registration demanded by the initial request of all or part of the Common Stock issuable or which has been issued upon exercise of the Warrant held by such remaining Holder, all rights of such remaining Holder under this Section 12.1 shall be terminated. The written request to be delivered by a Holder to the Company pursuant to this Section 12.1 shall (i) specify the number of shares intended to be offered and sold by the Holder, (ii) express the present intent of the Holder to offer such shares for distribution, and (iii) describe the nature and method of the proposed offer and sale thereof. The registration requested pursuant to this Section 12.1 is referred to herein as "Demand Registration", which term shall also include any Demand Registration as defined in any of the Dearholt Stock Documents referenced in Section 12.1(a) hereof.

                  (a) Number of Registrations. Notwithstanding any contrary provision contained in this document, the Note Purchase and Warrant Agreement between the Company and Stephen M. Dearholt of even date, the Stock Issuance Agreement between such parties of even date (the "1998 Stock Issuance Agreement"), the Note Purchase and Warrant Agreement between the Company and Stephen M. Dearholt dated as of March 25, 1997, the Warrant issued by the Company to Stephen M. Dearholt dated as of March 25, 1997, the Note Purchase and Warrant Agreement by and among the Company and Stephen M. Dearholt dated as of March 25, 1996, the Warrant issued by the Company to Stephen M. Dearholt dated as of March 26, 1996, and the Warrant issued by the Company to Stephen M. Dearholt dated as of November 21, 1995 (collectively, the "Dearholt Stock Documents"), the Holder Group shall be entitled to an unlimited number of Demand Registrations under all such Dearholt Stock Documents, and shall be entitled to include all or part of the stock received under any or all of such Dearholt Stock Documents in any Demand Registration, as the Holder Group shall request from time to time; provided, however, that, except for Demand Registrations requested pursuant to the last sentence of this Section 12.1(a), any such Demand Registration shall include at least two hundred thousand (200,000) shares of Common Stock (subject to adjustment pursuant to Section 5(a)). A registration initiated as a Demand Registration may be withdrawn at any time at the request of the Holders of a majority of the shares of the Common Stock requested to be included in such

Demand Registration (the "Required Percentage"); provided that in the event a registration initiated as a Demand Registration is so withdrawn, all expenses in connection with such withdrawn registration (including, without limitation, reasonable fees of counsel and accountants for the Company) shall be paid by the participating Holders, pro rata. In the event Stephen M. Dearholt shall pledge or assign his rights and interests to all or part of the Common Stock issued to him upon exercise of this Warrant, or upon exercise of his rights under any of the Dearholt Stock Documents, as collateral pursuant to a borrowing, the rights to Demand Registrations hereunder may be assigned and transferred to said lender (and only one lender at any given time) in connection therewith, and said lender shall be entitled to request such Demand Registrations at any time, without regard to the two hundred thousand (200,000) share minimum under the first sentence of this Section 12.1(a), and notwithstanding the provisions of the first sentence of Section 12.1(c) below.

                  (b) Priority on Demand Registrations. The Company will not include in the Demand Registration any securities which are not Common Stock owned by a Holder, without the written consent of the Required Percentage of Holders. If the Demand Registration is an underwritten offering, and the managing underwriters advise the Company in writing that in their opinion the number of shares of Common Stock requested to be included exceeds the number of shares of Common Stock which can be sold in such offering without adversely affecting the market price of the Company's Common Stock, the Company will include in such registration (pro rata from shares of Common Stock requested to be included by each participating Holder), prior to the inclusion of any securities which are not shares of Common Stock owned by a Holder, the number of shares of Common Stock owned by the Holders requested to be included which in the opinion of such underwriters can be sold without such adverse affect; and the balance of the shares of Common Stock which Holder requested to be included in such offering shall be withheld from sale for a period of time requested by the underwritten, but not to exceed one hundred twenty (120) days.

                  (c) Restrictions on Demand Registration. Subject to the next following sentence and the last sentence of Section 12.1(a) above, the Company will not be obligated to effect a Demand Registration within one hundred twenty
(120) days after the effective date of a registration in which the Holder was given an opportunity to participate in a registered offering pursuant to Section 12.2 hereof. In the event that a Holder requests to participate in a registration under Section 12.2 hereof and satisfies the conditions of Section 12.3, and for whatever reason all of the shares of Common Stock which such Holder so requests to be registered are not registered or are not permitted to be offered for sale and sold prior to shares of Common Stock or other equity securities being registered and offered by the Company in such registration, then the provisions of the first sentence of this Section 12.1(c) shall not apply, and the Company shall be obligated to effect a Demand Registration requested by such Holder as soon as practicable in accordance with the terms hereof. The Company may postpone for up to ninety (90) days the filing or the effectiveness of a registration statement for a Demand Registration if the Company and the Required Percentage of Holders reasonably and in good faith agree that such Demand Registration might have an adverse effect on any proposal or plan by the Company to engage in any financing, acquisition of assets (other than in the ordinary course of business) or any corporate reorganization, merger, consolidation, tender offer or similar transaction.

                  (d) Selection of Underwriters. If the Demand Registration involves an underwritten public offering, the Company will have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the approval of the Required Percentage of Holders (which will not be unreasonably withheld) of such investment banker(s) and managers(s).

         12.2 Participation in Registered Offerings. If the Company at any time or times proposes or is required to register any of its Common Stock or other equity securities for public sale in an underwritten public offering for cash (other than in connection with any stock option, bonus or other employee benefit plan or arrangement) under the Securities Act or any applicable state securities law, it will each such time give written notice to each Holder of its intention to do so. Upon the written request of a Holder given within thirty (30) business days after receipt of any such notice (which request shall state the intended method of disposition of such equity securities and shall state in reasonable detail, to the extent practicable, the net consideration, after all commissions and discounts which the prospective seller or sellers expect to receive upon such disposition), the Company shall use all reasonable efforts to cause all such Common Stock which the Holder so requested to be registered (which request will not be for less than two hundred thousand (200,000) shares of Common Stock) to be registered under the Securities Act and any applicable state securities laws (provided, that if the managing underwriter advises that less than all of the registered shares of equity securities should be offered for sale so as not to materially and adversely affect the price or salability of the offering being registered by the Company or the participating Holders for a period not to exceed one hundred twenty (120) days, the participating Holders will, if requested by the Company, withhold from sale for such period of time such number of shares of Common Stock (pro rata from the shares of Common Stock requested to be included by the participating Holders) as the underwriter may specify; provided further that in such event a pro rata number of shares proposed to be offered by the Company and all other shareholders of the Company also shall be similarly withheld from sale), all to the extent requisite to permit the sale or other disposition (in accordance with the intended method of disposition thereof as aforesaid) by the prospective seller or sellers of the securities so registered. In the event an underwriter is involved with a registration initiated by the Company of the Common Stock, and a Holder requests to participate in the registration, the Holder must commit to sell through the underwriter. The Company may, in its sole discretion, withdraw any registration contemplated by this Section 12.2 and abandon the proposed offering in which a Holder had requested to participate without any further obligation to such Holder with respect to such registration statement or offering; provided however that such Holder shall be indemnified by the Company for any fees, costs and expense of and incidental to such registration, excluding the fees and disbursements of counsel acting solely on behalf of such Holder.

         12.3 Obligations of the Holder. It shall be a condition precedent to the obligation of the Company to register any Common Stock of a Holder pursuant to Sections 12.1 and 12.2 hereof that such Holder shall (i) furnish to the Company such information regarding the Common Stock held by it and the intended method of disposition thereof and other information concerning such Holder as the Company shall reasonably request and as shall be required in connection with the registration statement to be filed by the Company; (ii) agree to abide by such additional or customary terms affecting the proposed offering as reasonably may be requested by the managing underwriter of such offering, including a requirement, if applicable, to withhold (on a pro-rata basis) from the public market for a period of at least one hundred twenty (120) days after any such offering, any shares excluded from the offering at the instance of the underwriter as permitted under Sections 12.1 and 12.2 hereof; and (iii) agree in writing in form satisfactory to the Company to pay the underwriting discounts and commissions applicable to the Common Stock being sold by such Holder (subject to the maximum amounts set forth in Section 12.5 hereof).

         12.4 Registration Proceedings. If and whenever the Company is required by the provisions of Sections 12.1 and 12.2 hereof to effect the registration of the Common Stock under the Securities Act, until the securities covered by such registration statement have been sold or for six (6) months after effectiveness, whichever is the shorter period of time, the Company shall:

                  (a) Promptly prepare and file with the SEC a registration statement with respect to such Common Stock and use all reasonable efforts to cause such registration statement to become effective as soon as practicable after the filing thereof and to remain effective, subject to the Company's right to withdraw any registration contemplated by Section 12.2 hereof;

                  (b) Prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective;

                  (c) Furnish to each participating Holder and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

                  (d) Use all reasonable efforts to register or qualify the securities covered by such registration statement under such state securities or "Blue Sky" laws of such jurisdictions as the participating Holders may reasonably request within twenty (20) days prior to the original filing of such registration statement, except that the Company shall not for any purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, and except that the Company shall not be required to so register or qualify in more than twenty (20) such jurisdictions if in the good faith judgment of the managing underwriter such additional registrations or qualifications would be unreasonably expensive or harmful to the consummation of the proposed offering;

                  (e) Notify each participating Holder, promptly after the Company shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

                  (f) Notify each participating Holder promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

                  (g) Prepare and file with the SEC, promptly upon the request of a participating Holder, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such Holder and counsel for the underwriter or manager of the offering, are required under the Securities Act or the rules and regulations thereunder in connection with the distribution of Common Stock by such Holder;

                  (h) Prepare and promptly file with the SEC and promptly notify each participating Holder of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

                  (i) In case a participating Holder or any underwriter for a Holder is required to deliver a prospectus at a time when the prospectus then in circulation is not in compliance with the Securities Act, the Company will prepare and file such supplements or amendments to such registration statement and such prospectus or prospectuses as may be necessary to permit compliance with the requirements of the Securities Act;

                  (j) Advise each participating Holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use all reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

                  (k) Not file any amendment or supplement to such registration statement or prospectus to which a participating Holder shall reasonably have objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least two (2) business days prior to the filing thereof; and

                  (l) At the request of a participating Holder (i) use all reasonable efforts to obtain and furnish on the effective date of the registration statement or, if such registration includes an underwritten public offering, at the closing provided for in the underwriting agreement, an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to each participating Holder, which shall contain such opinions as are customary in an underwritten public offering, or, if the offering is not underwritten, shall state that such registration statement has become effective under the Securities Act and that (or substantially to the effect that): (a) to the best of such counsel's knowledge, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act; (b) the registration statement, related prospectus and each amendment or supplement thereto comply as to form in all material respects with the requirements of the Securities Act and applicable rules and regulations of the SEC thereunder (except that such counsel need express no opinion as to financial statements, schedules or other financial or statistical data contained therein); (c) such counsel has no reason to believe that either the registration statement or the prospectus or any amendment or supplement thereto (other than financial statements and schedules or financial and statistical data, as to which such counsel need not comment) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (d) the description in the registration statement or prospectus or any amendment or supplement thereto of all legal and governmental matters and all contracts and other legal documents or instruments described therein are accurate in all material respects; and (e) such counsel does not know of any legal or governmental proceedings, pending or threatened, required to be described in the registration statement or prospectus or any amendment or supplement thereto which are not described as required, nor of any contracts or documents or instruments of the character required to be described in the registration statement or prospectus or amendment or supplement thereto or to be filed as exhibits to the registration statement, which are not described and filed as required; and (ii) use all reasonable efforts to obtain letters dated on such effective date, and such closing date, if any, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and to each participating Holder, stating that they are independent certified public accountants within the meaning of the Securities Act and dealing with such matters as the underwriters may request, or, if the offering is not underwritten, stating that in the opinion of-such accountants, the financial statements and other financial data pertaining to the Company included in the registration statement or the prospectus or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act; such opinion of counsel shall additionally cover such legal matters with respect to the registration and with respect to which such opinion is being given as a participating Holder may reasonably request; such letter from the independent certified public accountants shall additionally cover such other financial matters, including information as to the period ending not more than five (5) business days prior to the date of such letter, with respect to the registration statement and prospectus as a participating Holder may reasonably request.

         12.5 Expenses. With respect to each inclusion of Common Stock of a Holder in a registration statement pursuant to Sections 12.1 and 12.2 hereof, all registration expenses, fees, costs and expenses of and incidental to such registration, including any public offering in connection therewith shall be borne by the Company (excluding the fees and disbursements of advisors retained by the Holder and counsel acting solely on behalf of the Holder);

provided, however, that the Holder shall bear the Holder's pro rata share of the underwriting discount and commissions (up to a maximum aggregate amount equal to 8% of the offering price of the Holder's shares so offered). The fees, costs and expenses of registration to be borne by the Company shall include, without limitation, all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company (including the cost of any special audit requested in order to effect such registration), fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company and/or selling security holders are required to bear such fees and disbursements), all legal fees and disbursements and other expenses of complying with state securities or blue Sky laws of any jurisdiction in which the securities to be offered are to be registered or qualified.

         12.6 Indemnification of Holders. Subject to the conditions set forth below, in connection with any registration of securities pursuant to Sections
12.1 or 12.2 hereof, the Company agrees to indemnify and hold harmless each Holder and each person, if any, who controls the Holder (and the respective officers, directors and agents of Holders), within the meaning of Section 15 of the Securities Act, as follows:

                  (a) Against any and all loss, claim, damage and expense whatsoever arising out or based upon (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending any litigation, commenced or threatened, or any claim whatsoever based upon) any untrue or alleged untrue statement of a material fact contained in any preliminary prospectus (if used prior to the effective date of the registration statement), the registration statement or the final prospectus (as from time to time amended and supplemented if the Company shall have filed with the SEC any amendment thereof or amendment thereto) if used within the period during which the Company is required to keep the registration statement or prospectus current, or in any application or other document executed by the Company or based upon written information furnished by the Company filed in any jurisdiction in order to qualify the Company's securities under the securities laws thereof; or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or any other violation of applicable federal or state statutory or regulatory requirements or limitations relating to action or inaction by the Company in the course of preparing, filing, or implementing such registered offering; provided, however, that the indemnity agreement contained in this
Section 12.6(a) shall not apply to any loss, claim, damage, liability or action arising out of or based upon any untrue or alleged untrue statement or omission made in reliance upon and in conformity with any information furnished in writing to the Company by or on behalf of the Holder expressly for use in connection therewith;

                  (b) Subject to the proviso contained in the last sentence of
Section 12.6(a) above, against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission or any such alleged untrue statement or omission (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any such litigation or claim) if such settlement is effected with the written consent of the Company and no indemnity shall inure to the benefit of the Holder or any controlling person thereof if the person asserting the claim failed to receive a copy of the final prospectus at or prior to the written confirmation of the sale of shares of Common Stock to such person if the untrue statement or omission had been corrected in such final prospectus and the failure to receive such final prospectus is not a necessary element of such person's claim;

                  (c) In no case shall the Company be liable under this indemnity agreement with respect to any claim made against the Holder or any such controlling person (or its respective officers, directors and agents) unless the Company shall be notified, by letter or by telegram confirmed by letter, of any claim made or action commenced against such persons, reasonably promptly (but in any event within twenty (20) days of receipt of such claim or, in the event that any summons or other service of process requires a responsive pleading within thirty (30) days or less time, within ten (10) days after receipt of such summons or other process) after such person shall have received notice of such claim or been served with the summons or other legal process giving information as to the nature and basis of the claim, but failure to so notify the Company shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. The Company shall be entitled to participate at its own expense in the defense of any suit brought to enforce any such claim, but if the Company elects to assume the defense, such defense shall be conducted by counsel chosen by it, provided that such counsel is reasonably satisfactory to the Holder. In the event the Company elects to assume the defense of any such suit and retain such counsel, the Holder shall, after the date the Holder is notified of such election, bear the fees and expenses of any counsel thereafter retained by the Holder as well as any other expenses thereafter incurred by the Holder in connection with the defense thereof; provided, however, that the Company shall bear the fees and expenses of any such separate counsel retained by the Holder if the counsel representing the Company has a conflict of interest (which is not waived) with the Holder which would prohibit such counsel from representing the Holder.

         12.7 Indemnification of Company. Each Holder participating in any registered offering pursuant to Section 12.1 or 12.2 above agrees to indemnify and hold harmless the Company and each of the officers and directors and agents of it and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all such losses, liabilities, claims, damages and expenses as are indemnified against by the Company under Section 12.6 hereof; provided, however, that such indemnification shall be limited to statements or omissions, if any, made (or in settlement of any litigation effected with the written consent of the Holder alleged to have been made) in any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or any application or other document in reliance upon, and in conformity with, written information furnished in respect of the Holder, by or on behalf of the Holder expressly for use in any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or in any such application or other document. In case any action shall be brought against the Company, or any other person so indemnified based on any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or any such application or other documents, in respect of which indemnity may be sought against a Holder, it shall have the rights and duties given to the Company, and each other person so indemnified shall have the rights and duties given to a Holder, by the provisions of Section 12.6(c) hereof. The Company agrees to notify the Holder promptly after the assertion of any claim against the Company in connection with the sale of securities covered by this Warrant.

         12.8 Future Registration Rights. The Company may agree with its shareholders other than the Holders to allow their participation in any registered offering which may be requested pursuant to Section 12.1 hereof, provided all such rights of participation by shareholders other than the Holders shall be subordinated to the rights of the participating Holders herein, in a manner reasonably satisfactory to the Required Percentage of such Holders and their counsel.

         13. Descriptive Headings. The descriptive headings of the several sections of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

         14. Notices. Any notice or other communication pursuant to this Warrant shall be in writing and shall be deemed sufficiently given upon receipt, if personally delivered or telecopied (with receipt acknowledged), or if mailed, upon deposit with the United States Postal Service by first class, certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

                  (a) If to the Company, to The Female Health Company, 919 North Michigan Street, Suite 2208, Chicago, Illinois 60611, Attention: Secretary, or such other address as the Company has designated in writing to the Holder.

                  (b) If to the Holder, to Stephen M. Dearholt, Insurance Processing Center, 741 North Milwaukee Street, Milwaukee, Wisconsin 53202 or to such other address as the Holder has designated in writing to the Company.

         15. Replacement of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and upon receipt of written indemnification of the Company by the Holder in form and substance reasonably satisfactory to the Company, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         16. Governing Law. This Warrant shall be construed and interpreted in accordance with the internal laws of the State of Wisconsin.

         17. Successors and Assigns. The provisions of this Warrant shall be binding upon and inure to the benefit of the Company and the Holder and their respective successors, assigns and transferees.

         18. Further Assurances. The Company agrees that it will execute and record such documents as the Holder shall reasonably request to secure for the Holder any of the rights represented by this Warrant.

         19. Amendment and Modifications. This Warrant may be amended, modified or supplemented only by written agreement of the Company and the Holder.

         IN WITNESS WHEREOF, The Female Health Company has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated as of March 25, 1998.


                                                THE FEMALE HEALTH COMPANY


                                                By: /s/ O. B. Parrish
                                                     ---------------------------
                                                     Chairman of the Board
                                                     and Chief Executive Officer

                                                                       Exhibit 5

                       NOTE PURCHASE AND WARRANT AGREEMENT


                                                                  March 25, 1998


Stephen M. Dearholt
Insurance Processing Center
741 North Milwaukee Street
Milwaukee, Wisconsin 53202


         THE FEMALE HEALTH COMPANY, a Wisconsin corporation (the "Company"), and you entered into a Note Purchase and Warrant Agreement, dated March 25, 1997 pursuant to which you purchased a promissory note in the principal amount of $1,000,000 from the Company (the "1997 Note"). The Company hereby requests that you, Stephen M. Dearholt (hereinafter referred to as the "Lender"), surrender the 1997 Note in exchange for a new promissory note in the principal amount of $1,000,000 from the Company on the terms and conditions set forth below.

                                    ARTICLE I

                                      NOTE

         1.1 Purchase of Note. On the date hereof the Lender will accept a promissory note from the Company in the principal amount of $1,000,000 (the "Note") in the form of Exhibit A attached hereto in exchange for and upon surrender of the 1997 Note, together with payment of all accrued interest on the 1997 Note to the date hereof. The Note is being executed by the Company and delivered to the Lender against the delivery and in full payment of the 1997 Note.

                                   ARTICLE II

                                   THE WARRANT

         2.1 Issuance of Warrant. On the date hereof the Company shall issue to Lender a warrant which shall entitle the Lender to purchase 200,000 of the issued and outstanding shares of Common Stock, $.01 par value per share, of the Company on the date of exercise at a purchase price of $2.25 per share (subject to adjustment as provided therein) in the form attached hereto as Exhibit B (the "Warrant").

                                   ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF COMPANY

         The Company represents and warrants to the Lender as follows:

         3.1 Organization. The Company is a corporation duly organized and existing in active status under the laws of the State of Wisconsin, and has all requisite power and authority, corporate or otherwise, to conduct its business and to own its properties .

         3.2 Authority. The execution, delivery and performance of this Agreement, the Note, the Warrant and the Stock Issuance Agreement between the Company and Lender of even date herewith (the "Stock Issuance Agreement") are within the corporate powers of the Company, have been duly authorized by all necessary corporate action and do not and will not (i) require any consent or approval of the stockholders of the Company; (ii) violate any provision of the amended and restated articles of incorporation or amended and restated by-laws of the Company or of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Company; (iii) require the consent or approval of, or filing or registration with, any governmental body, agency or authority except for filing with the Securities and Exchange Commission, applicable state securities regulatory agencies and the American Stock Exchange, Inc. as required to register the resale of any of the shares issued upon exercise of the Warrant or pursuant to the Stock Issuance Agreement under the Securities Act of 1933, as amended, and the securities laws of all applicable states and to register such shares on the American Stock Exchange; or (iv) result in a breach of or constitute a default under, or result in the imposition of any lien, charge or encumbrance upon any property of the Company pursuant to, any indenture or other agreement or instrument under which the Company is a party or by which it or its properties may be bound or affected. This Agreement constitutes, and the Note, the Warrant and the Stock Issuance Agreement when executed and delivered hereunder will each constitute, legal, valid and binding obligations of the Company enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or similar laws now or hereafter in effect affecting the enforceability of creditors' rights generally and subject to general principles of equity.

         3.3 Capital Stock. The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $.01 par value per share and 5,000,000 shares of Class A Preferred Stock, $.01 par value per share. To date, two series of the Class A Preferred Stock have been created. The first series, designated as Class A Preferred Stock - Series 1, has 1,040,000 shares authorized. The second series, designated as Class A Preferred Stock - Series 2, has $500,000 shares authorized. Accordingly there remains 2,460,000 shares of authorized Class A Preferred Stock. There are presently outstanding 9,556,163 shares of Common Stock, and 680,000 and 729,927 shares of Class A Convertible Preferred Stock - Series 1 and - Series 2, respectively. Other than (i) the Warrant and 200,000 shares of Common Stock to be issued to the Lender upon certain contingencies set forth in a Stock Issuance Agreement between the Company and Lender of even date, (ii) other warrants to purchase shares of Common Stock issued to the Lender pursuant to a Note Purchase and Warrant Agreement dated March 25, 1997, to the Lender and William Lacy pursuant to a Note Purchase Agreement dated March 25, 1996, and to the Lender and an affiliate of Lender pursuant to a Note Purchase and Warrant Agreement dated November 21, 1995, (iii) warrant to purchase 150,000 shares of common stock issued to C.C.R.I. Corporation, (iv) options to purchase 1,416,346 shares of the Company's Common Stock issued to certain employees, officers, directors, consultants and affiliates of the Company (which number excludes 200,533 options which have been authorized but not issued), (v) warrants to purchase up to 107,534 shares of the Company's Common Stock related to certain convertible debentures issued by the Company, (vi) rights to purchase 1,409,927 shares of the Company's Common Stock upon conversion of the Series 1 and Series 2 Class A Convertible Preferred Stock issued by the Company, and (vii) warrants to purchase up to 296,000 shares of the Company's Common Stock related to the Series 1 and Series 2 Class Convertible Preferred Stock, there are no subscriptions, options, warrants, rights or agreements (contingent or otherwise) providing for the issuance by the Company of Common Stock or other equity securities of the Company having rights, benefits or privileges equal or superior to that of the Common Stock.

         3.4 Full Disclosure. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and has within the previous 12 months filed with the Securities and Exchange Commission all reports, proxy statements and other information in respect to the Company required under the Exchange Act. No such report or information filed with the SEC within the previous 2 years, and no information or report furnished by the Company to the Lender in connection with the negotiation or execution of this Agreement (all of which information or reports so furnished are set forth in Section 5.2 hereof), contained any misstatement of a material fact as of the date when made or omitted to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading as of the date when made.

                                   ARTICLE IV

                                    DEFAULTS

         4.1 Defaults. The occurrence of any one or more of the following events shall constitute an "Event of Default":

                  (a) The Company shall fail to pay any principal or interest due on the Note within 5 days of its due date;

                  (b) Any representation or warranty made by the Company herein shall prove to have been false in any material respect;

                  (c) The Company shall: (i) fail, or admit in writing its inability, to pay its debts as they mature; or (ii) make a general assignment for the benefit of creditors or to an agent authorized to liquidate any substantial amount of its property; or (iii) become the subject of an "order for relief" within the meaning of the United States Bankruptcy Code; or (iv) become the subject of a creditor's petition for liquidation, reorganization or to effect a plan or other arrangement with creditors which petition has not been dismissed or stayed within 90 days of the filing thereof; or (v) apply to a court for the appointment of a custodian or receiver for any of its assets; or (vi) have a custodian or receiver appointed for substantially all of its assets (with or without its consent); provided that, if the appointment is without the Company's consent, such appointment has not been vacated or stayed within 90 days of such appointment; or (vii) otherwise become the subject of any insolvency proceedings (and if such proceedings are commenced without the Company's consent, such proceedings shall not have been dismissed within 90 days after commencement thereof) or propose or enter into any formal or informal composition or arrangement with its creditors.

                  (d) This Agreement, the Note, the Warrant, or any other warrant described in section 3.3(ii) hereof, shall, at any time after their respective execution and delivery, and for any reason other than full performance thereof, cease to be in full force and effect or be declared null and void, or the validity or enforceability thereof or hereof shall be contested by the Company or any shareholder of the Company, or the Company shall deny that it has any or further liability or obligation thereunder or hereunder, as the case may be.

         4.2 Acceleration of Obligations. Upon the occurrence of any Event of Default:

                  (a) As to any Event of Default (other than an Event of Default under section 4.1(c)) and at any time thereafter during which such Event of Default is continuing, and in each case, the Lender may, by written notice to the Company, immediately declare the unpaid principal balance of the Note, together with all interest accrued thereon, to be immediately due and payable; and the unpaid principal balance of and accrued interest on such Note shall thereupon be due and payable without further notice of any kind, all of which are hereby waived, and notwithstanding anything to the contrary herein or in the Note contained;

                  (b) As to any Event of Default under section 4.1(c), the unpaid principal balance of the Note, together with all interest accrued thereon, shall immediately and forthwith be due and payable, all without presentment, demand, protest, or further notice of any kind, all of which are hereby waived, notwithstanding anything to the contrary herein or in the Note contained; and

                  (c) As to each Event of Default, the Lender shall have all the remedies for default provided by applicable law.

                                    ARTICLE V

                                  MISCELLANEOUS

         5.1      Expenses: Indemnities.
                  (a) The Company shall pay, or reimburse the Lender for (i) all out-of-pocket costs and expenses (including, without limitation, attorneys' fees and expenses not to exceed $2,500) paid or incurred by the Lender in connection with the negotiation, preparation, execution and delivery of this Agreement, the Note, the Warrant, the Stock Issuance Agreement, and any other document required hereunder or thereunder; (ii) all out-of-pocket costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) paid or incurred by the Lender in connection with the negotiation, preparation, execution and delivery of any amendment, supplement, modification or waiver of any of the documents referenced above or before and after judgment in enforcing, protecting or preserving his rights under this Agreement, the Note, the Warrant, the Stock Issuance Agreement, and other documents required hereunder or thereunder; and (iii) any and all recording and filing fees and any and all stamp, excise, intangibles and other taxes (other than income taxes), if any, which may be payable or determined to be payable in connection with the negotiation, preparation, execution, delivery, administration or enforcement of this Agreement, the Note, the Warrant, the Stock Issuance Agreement, or any other document required hereunder or thereunder or any amendment, supplement, modification or waiver of or to any of the foregoing, or consummation of any of the transactions contemplated hereby or thereby, including all costs and expenses incurred in contesting the imposition of any such tax, and any and all liability with respect to or resulting from any delay in paying the same, whether such taxes are levied upon the Lender, the Company or otherwise.

                  (b) The Company agrees to indemnify the Lender against any and all losses, claims, damages, liabilities and expenses, (including, without limitation, reasonable attorneys' fees and expenses) incurred by the Lender arising out of or resulting from (i) any acquisition or attempted acquisition of stock or assets of another person or entity by the Company or any subsidiary, (ii) the use of any of the proceeds of the loan made hereunder by the Company for the making or furtherance of any such acquisition or attempted acquisition,
         (iii) the construction or operation of any facility owned or operated by the Company or any subsidiary, or resulting from any pollution or other environmental condition on the site of, or caused by, any such facility, (iv) the negotiation, preparation, execution, delivery and enforcement of this Agreement, the Note, the Warrant, the Stock Issuance Agreement, and any other document required hereunder or thereunder, including without limitation any amendment, supplement, modification or waiver of or to any of the foregoing or the consummation or failure to consummate the transactions contemplated hereby or thereby, or the performance by the parties of their obligations hereunder or thereunder, (v) any claim, litigation, investigation or proceedings related to any of the foregoing, whether or not the Lender is a party thereto; provided, however, that such indemnity shall not apply to any such losses, claims, damages, liabilities or related expenses arising from (A) any breach by the Lender of his obligations under this Agreement, or in his fiduciary duties as a director of the Company for which he would not otherwise be entitled to indemnification as a director of the Company, (B) any commitment made by the Lender to a person other than the Company which would be breached by the performance of the Lender's obligations under this Agreement or (C) Lender's gross negligence or willful misconduct; and provided further that clauses (i), (ii) and (iii) of this paragraph shall apply only to losses, claims, damages, liabilities and expenses arising out of or resulting from third party claims.

                  (c) The foregoing agreements and indemnities shall remain operative and in full force and effect regardless of termination of this Agreement, the consummation of or failure to consummate either the transactions contemplated by this Agreement or any amendment, supplement, modification or waiver, the repayment of the loan made hereunder, the invalidity or unenforceability of any term or provision of this Agreement, the Note, the Warrant, the Stock Issuance Agreement, or any other document required hereunder or thereunder, any investigation made by or on behalf of the Lender, or the content or accuracy of any representation or warranty made under this Agreement or any other document required hereunder or thereunder.

         5.2 Securities Act of 1933. (a) With respect to the Note and the Warrant to be issued to the Lender, the Lender hereby represents, warrants and covenants as follows:

                  (i) He understands that the issuance of the Note and the Warrant has not been registered under the Securities Act of 1933, as amended (the "Act") or applicable state securities laws (collectively, the "Laws") on the basis that the issuance of the Note and the Warrant is exempt from such registration under the Act and Laws based in part upon the representations made herein;

                  (ii) He does not presently intend to sell or otherwise dispose of the Note or the Warrant being issued to him hereunder;

                  (iii) He is acquiring the Note and the Warrant for investment purposes only and for his own account and not with a present view to sell or otherwise distribute the same, and he will not sell or otherwise distribute the Note or the Warrant without registration under the Act and applicable Laws or pursuant to applicable exemptions therefrom;

                  (iv) He is an "accredited investor" under the Act and the rules promulgated thereunder;

                  (v) He has been given access to and has carefully reviewed the Company's Form 10-Q for the first fiscal quarter of 1998, the Company's Form 10-K and annual report to shareholders for the year ended September 30, 1997, and the Company's Proxy Statement for the 1998 annual meeting of shareholders. He desires no additional information to evaluate the merits and risks of the issuance of the Note and the Warrant hereunder, and he is not relying upon any other information in connection therewith.

                  (vi) He has been given an opportunity to ask questions of, and receive answers from, management of the Company concerning the issuance of the Note and the Warrant hereunder, and has been given access to all information which he has deemed necessary to verify the accuracy of the information furnished to him;

                  (vii) He has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the transactions contemplated by this Agreement, has carefully reviewed all information indicated above and, by virtue of such review, understands and has evaluated the merits and risks of his participation in such transactions and has decided to go forward with such transactions; and

                  (viii) He understands that the Company is relying on the accuracy of the statements contained herein in entering into this Agreement and the transactions contemplated herein.

         5.3 Successors. The provisions of this Agreement shall inure to the benefit of any holder of the Note or Warrant, and shall inure to the benefit of and be binding upon any successor to any of the parties hereto. No delay on the part of the Lender or any holder of the Note or a Warrant in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege hereunder preclude other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein specified are cumulative and are not exclusive of any rights or remedies which the Lender or the holder of the Note or a Warrant would otherwise have.

         5.4 Survival. All agreements, representations and warranties made herein shall survive the execution of this Agreement, the making of the loan hereunder and the execution and delivery of the Note and the Warrant.

         5.5 Wisconsin Law. This Agreement and the Note and Warrant issued hereunder shall be governed by and construed in accordance with the internal laws of the State of Wisconsin, except to the extent superseded by federal law.

         5.6 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

         5.7 Notices. All communications or notices required under this Agreement shall be deemed to have been given on the date when deposited in the United States mail, postage prepaid, and addressed as follows (unless and until any of such parties advises the other in writing of a change in such address):
(a) if to the Company, with the full name and address of the Company as shown on this Agreement below; and (b) if to the Lender, with the full name and address of the Lender as shown on this Agreement above.

         5.8 Entire Agreement; No Agency. This Agreement and the other documents referred to herein contain the entire agreement between the Lender and the Company with respect to the subject matter hereof, superseding all previous communications and negotiations, and no representation, undertaking, promise or condition concerning the subject matter hereof shall be binding upon the Lender unless clearly expressed in this Agreement or in the other documents referred to herein. Nothing in this Agreement or in the other documents referred to herein and no action taken pursuant hereto shall cause either the Company or the Lender to be treated as an agent of the other, or shall be deemed to constitute a partnership, association, joint venture or other entity.

         5.9 Consent to Jurisdiction. The parties hereto hereby consent to the exclusive jurisdiction of any state or federal court situated in Ozaukee County or Milwaukee County, Wisconsin, and waive any objection based on lack of personal jurisdiction, improper venue or forums non conveniens, with regard to any actions, claims disputes or proceedings relating to this Agreement, the Note, the Warrant or any other document delivered hereunder or in connection herevith, or any transaction arising from or connected to any of the foregoing. Nothing herein shall affect the parties' rights to serve process in any manner permitted by law.

         5.10 Waiver of Jury Trial. The Company and the Lender hereby jointly and severally waive any and all right to trial by jury in any action or proceeding relating to this Agreement, the Note, the Warrant or any other document delivered hereunder or in connection herewith, or any transaction arising from or connected to any of the foregoing. The Company and the Lender each represent that this waiver is knowingly, willingly and voluntarily given.

If the foregoing is satisfactory to you please sign the form of acceptance below and return a signed counterpart hereof to the Company, whereupon this instrument will evidence a binding agreement between the Lender and the Company.

                                             Very truly yours,

                                             THE FEMALE HEALTH COMPANY
                                             Address:  Suite 2208
                                                       919 North Michigan Avenue
                                                       Chicago, Illinois 60611



                                                  By: /s/ O. B. Parrish
                                                      --------------------------
                                                      Chairman of the Board and
                                                       Chief Executive Officer


         The foregoing Agreement is hereby confirmed and accepted as of the date thereof.



                                                     /s/ Stephen M. Dearholt
                                                     ---------------------------
                                                     Stephen M. Dearholt

                                                                       Exhibit 6

                            STOCK ISSUANCE AGREEMENT


         THIS AGREEMENT, is made as of March 25, 1998 between STEPHEN M. DEARHOLT, an adult resident of the State of Wisconsin ("Lender") and THE FEMALE HEALTH COMPANY a Wisconsin corporation (the "Company").

                                    RECITALS

         A. The Company desires to issue and sell its Promissory Note in the principal amount of One Million Dollars ($1,000,000) (the "Note") to Lender pursuant to a Note Purchase and Warrant Agreement of even date between the Lender and the Company (the "Note Purchase and Warrant Agreement"), and in exchange for and upon surrender of the rights and interests of Lender under the Stock Issuance Agreement, dated as March 25, 1997, between the Lender and the Company (the "1997 Stock Issuance Agreement).

         B. Lender has required, as a condition of providing the loan to the Company under the Note Purchase and Warrant Agreement that the Company enter into this Agreement and undertake the obligations and liabilities set forth herein.

         C. It is necessary and in the business interests of the Company that the Lender enter into the Note Purchase and Warrant Agreement.

                                   COVENANTS:

         IN CONSIDERATION OF these premises and other good and valuable consideration receipt of which is hereby acknowledged, it is agreed that:

         1. Issuance and Sale of Shares. (a) The Company agrees that in the event the Company shall default in the payment of principal due on the Note and shall fail to pay such principal amount within five (5) days of receipt of written notice of default from the Lender, the Company shall issue to The Lender two hundred thousand (200,000) fully paid and non-assessable shares of Common Stock, $.01 par value per share, of the Company; provided that the Company shall issue to the Lender a proportionately fewer or greater number of shares of such Common Stock if the Company combines by reverse stock split or otherwise or subdivides by stock split, stock dividend or otherwise its outstanding Common Stock. The Company shall be obligated to issue, and the Lender shall have the right to receive, all such shares without payment of any further consideration whatsoever. Notwithstanding the foregoing, the Company shall remain liable for all amounts remaining due under and in accordance with the terms of the Note.

                  (b) At such time, if any, as the Company shall become obligated to issue shares of its Common Stock to the Lender pursuant to Section 1(a) of this Agreement, the Lender shall be entitled to receive a certificate or certificates representing such shares of Common Stock, which certificate(s) may contain a standard legend indicating that such shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and prohibiting resale thereof without registration or an opinion of counsel that an exemption from registration is available. Subject to the Company's Amended and Restated Articles of Incorporation, certificates for the shares of Common Stock required to be issued hereunder shall be delivered to the Lender within a reasonable time, not exceeding ten days, after the Company shall have become obligated to issue such shares pursuant to Section 1(a) hereof.

         2.       Reservation of Shares.

The Company covenants and agrees that the shares of Common Stock issuable hereunder will, upon such issuance in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable (except as set forth in Section 180.0622(2)(b), Wis. Stats., as amended and interpreted) and free from all taxes, liens and charges. The Company further covenants and agrees that, prior to the Termination Date (as hereinafter defined) it will at all times have authorized and reserved a sufficient number of shares of its Common Stock to provide for the issuance of the shares required by this Agreement.

         3. Issuance of Preferred Stock. Prior to the Termination Date, the Company will not issue any capital stock of any class preferred as to dividends or as to the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in the distribution of such assets.

         4. Anti-Dilution Provisions. The above provisions are, however, subject to the following:

                  (a) If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the Lender shall hereafter have the right to receive upon the basis and upon the terms and conditions specified in this Agreement and in lieu of the shares of the Common Stock of the Company immediately theretofore receivable hereunder, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore receivable hereunder had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Lender hereunder to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter issuable hereunder. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed to the Lender at the last address specified pursuant to Section 11 hereof, the obligation to issue and deliver to the Lender such shares of stock, securities or assets as, in accordance with the foregoing provisions, he may be entitled to receive.

         5. Certain Events. If any event occurs as to which the provisions for the issuance of Common Stock set forth in this Agreement are not strictly applicable or, if strictly applicable would not fairly protect the rights of the Lender in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Company shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect the Lender's rights as aforesaid.

         6. Termination Date. The obligation of the Company to issue, and the right of the Lender to receive, Common Stock pursuant to this Agreement shall terminate at such time as the Company shall have made payment in full of the Note, and such payments are not subject to any right of recovery (the "Termination Date").

         7. Issue Tax. The issuance of certificates for shares of Common Stock pursuant to this Agreement shall be made without charge to the Lender for any issuance tax in respect thereof.

         8. Registration Rights. All references in this Section 8 to Common Stock shall be deemed to include Other Securities as applicable.

         8.1 Demand Registration. At any time following the issuance of Common Stock pursuant to this Agreement, the Lender may demand registration under the Securities Act of all or part of the Common Stock which has been issued pursuant to this Agreement, on Form S-1 or any similar long-form registration or, in the Company's sole discretion, on Form S-2 or S-3 or any Similar short-form registration, if available under applicable rules of the SEC. The written request to be delivered by the Lender to the Company pursuant to this Section
8.1 shall (i) specify the number of shares intended to be offered and sold by the Lender, (ii) express the present intent of the Lender to offer such shares for distribution, and (iii) describe the nature and method of the proposed offer and sale thereof. The registration requested pursuant to this Section 8.1 is referred to herein as "Demand Registration", which term shall also include any Demand Registration as defined in any of the Lender Stock Documents referenced in Section 8.1(a) hereof.

                  (a) Number of Registrations. Notwithstanding any contrary provision contained in this Agreement (except the last sentence of this Section 8.1(a) which shall continue to apply), the Note Purchase and Warrant Agreement between the Company and Stephen M. Dearholt of even date, the Warrant issued by the Company to Stephen M. Dearholt as of even date, the Note Purchase and Warrant Agreement between the Company and Stephen M. Dearholt dated as of March 25, 1997, the Warrant issued by the Company to Stephen M. Dearholt dated as of March 25, 1997, the Note Purchase and Warrant

Agreement by and among the Company and Stephen M. Dearholt dated as of March 25, 1996, the Warrant issued by the Company to Stephen M. Dearholt dated as of March 25, 1996, and the Warrant issued by the Company to Stephen M. Dearholt dated as of November 21, 1995 (collectively the "Lender Stock Documents"), the Lender shall be entitled to an unlimited number of Demand Registrations under all such documents, and shall be entitled to include all or part of the stock received under any or all of such documents in any Demand Registration; provided, however, that, except for Demand Registrations requested pursuant to the last sentence of this Section 8.1(a), any such Demand Registration shall include at least two hundred thousand (200,000) shares of Common Stock (subject to adjustment pursuant to Section 4(a)). A registration initiated as a Demand Registration may be withdrawn at any time at the request of the Lender; provided that in the event a registration initiated as a Demand Registration is so withdrawn, all registration expenses in connection with such withdrawn registration shall be paid by the Lender. In the event the Lender shall pledge or assign his rights and interests to all or part of the Common Stock issued to him hereunder or issued to him upon the exercise of his rights under any of the Lender Stock Documents as collateral pursuant to a borrowing, the rights to Demand Registrations hereunder may be assigned and transferred to a lender (and only one lender at any given time) in connection therewith and said lender shall be entitled to request such Demand Registrations at any time without regard to the two hundred thousand (200,000) share minimum under the first sentence of this Section 8.1(a) and notwithstanding the provisions of the first sentence of
Section 8.1(c) below.

                  (b) Priority on Demand Registration. The Company will not include in the Demand Registration any securities which are not Common Stock owned by the Lender, without the written consent of the Lender. If the Demand Registration is an underwritten offering, and the managing underwriters advise the Company in writing that in their opinion the number of shares of Common Stock requested to be included exceeds the number of shares of Common Stock which can be sold in such offering without adversely affecting the market price of the Company's Common Stock, the Company will include in such registration, prior to the inclusion of any securities which are not shares of Common Stock owned by the Lender, the number of shares of Common Stock owned by the Lender requested to be included which in the opinion of such underwriters can be sold without such adverse affect; and the balance of the shares of Common Stock which the Lender requested to be included in such offering shall be withheld from sale for a period of time requested by the underwriters, but not to exceed one hundred twenty (120) days.

                  (c) Restrictions on Demand Registration. Subject to the last sentence of Section 8.1(a), the Company will not be obligated to effect a Demand Registration within one hundred twenty (120) days after the effective date of a registration in which the Lender was given an opportunity to participate in a registered offering pursuant to Section 8.2. The Company may postpone for up to ninety (90) days the filing or the effectiveness of a registration statement for a Demand Registration if the Company and the Lender reasonably and in good faith agree that such Demand Registration might have an adverse effect on any proposal or plan by the Company to engage in any financing, acquisition of assets (other than in the ordinary course of business) or any corporate reorganization, merger, consolidation, tender offer or similar transaction.

                  (d) Selection of Underwriters. If the Demand Registration involves an underwritten public offering, the Company will have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the Lender's approval (which will not be unreasonably withheld) of such investment banker(s) and managers(s).

         8.2 Participation in Registered Offerings. If the Company at any time or times proposes or is required to register any of its Common Stock or other equity securities for public sale in an underwritten public offering for cash (other than in connection with any stock option, bonus or other employee benefit plan or arrangement) under the Securities Act or any applicable state securities law, it will each such time give written notice to the Lender of its intention to do so. Upon the written request of the Lender given within thirty (30) business days after receipt of any such notice (which request shall state the intended method of disposition of such equity securities and shall state in reasonable detail, to the extent practicable, the net consideration, after all commissions and discounts which the prospective seller expects to receive upon such disposition), the Company shall use all reasonable efforts to cause all such Common Stock issued hereunder which the Lender so requested to be registered (which request will not be for less than two hundred thousand (200,000) shares of Common Stock to be registered under the Securities Act and any applicable state securities laws (provided, that if the managing underwriter advises that less than all of the registered shares of equity securities should be offered for sale so as not to materially and adversely affect the price or salability of the offering being registered by the Company or the Lender for a period not to exceed one hundred twenty (120) days, the Lender will withhold from sale for such period of time such number of shares of Common Stock as the underwriter may specify; provided further that a pro rata number of shares proposed to be offered by the Company and all other shareholders of the Company also shall be similarly withheld from sale), all to the extent requisite to permit the sale or other disposition (in accordance with the intended method of disposition thereof as aforesaid) by the prospective seller or sellers of the securities so registered. In the event an underwriter is involved with a registration initiated by the Company of the Common Stock, and the Lender requests to participate in the registration, the Lender must commit to sell through the underwriter. The Company may, in its sole discretion, withdraw any registration contemplated by this Section 8.2 and abandon the proposed offering in which the Lender had requested to participate without any further obligation to the Lender with respect to such registration statement or offering; provided however that the Lender shall be indemnified by the Company for any fees, costs and expense of and incidental to such registration, excluding the fees and disbursements of counsel acting solely on behalf of the Lender.

         8.3 Obligations of The Lender. It shall be a condition precedent to the obligation of the Company to register any Common Stock pursuant to Sections 8.1 and 8.2 hereof that the Lender shall (i) furnish to the Company such information regarding the Common Stock held by him and the intended method of disposition thereof and other information concerning the Lender as the Company shall reasonably request and as shall be required in connection with the registration statement to be filed by the Company; (ii) agree to abide by such additional or customary terms affecting the proposed offering as reasonably may be requested by the managing underwriter of such offering, including a requirement, if applicable, to withhold (on a pro-rata basis) from the public market for a period of at least one hundred twenty (120) days after any such offering, any shares excluded from the offering at the instance of the underwriter as permitted under Sections 8.1 and 8.2 hereof; and (iii) agree in writing in form satisfactory to the Company to pay the underwriting discounts and commissions applicable to the Common
Stock being sold by the Lender.

         8.4 Registration Proceedings. If and whenever the Company is required by the provisions of Sections 8.1 and 8.2 hereof to effect the registration of the Common Stock under the Securities Act, until the securities covered by such registration statement have been sold or for six (6) months after effectiveness, whichever is the shorter period of time, the Company shall:

                  (a) Promptly prepare and file with the SEC a registration statement with respect to such Common Stock and use all reasonable efforts to cause such registration statement to become effective as soon as practicable after the filing thereof and to remain effective, subject to the Company's right to withdraw any registration contemplated by Section 8.2 hereof;

                  (b) Prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective;

                  (c) Furnish to the Lender and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

                  (d) Use all reasonable efforts to register or qualify the securities covered by such registration statement under such state securities or "Blue Sky" laws of such jurisdictions as the Lender may reasonably request within twenty (20) days prior to the original filing of such registration statement, except that the Company shall not for any purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, and except that the Company shall not be required to so register or qualify in more than twenty (20) such jurisdictions if in the good faith judgment of the managing underwriter such additional registrations or qualifications would be unreasonably expensive or harmful to the consummation of the proposed offering;

                  (e) Notify the Lender, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

                  (f) Notify the Lender promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

                  (g) Prepare and file with the SEC, promptly upon the request of the Lender, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for the Lender and counsel for the underwriter or manager of the offering, are required under the Securities Act or the rules and regulations thereunder in connection with the distribution of Common Stock by the Lender;

                  (h) Prepare and promptly file with the SEC and promptly notify the Lender of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

                  (i) In case the Lender or any underwriter for the Lender is required to deliver a prospectus at a time when the prospectus then in circulation is not in compliance with the Securities Act, the Company will prepare and file such supplements or amendments to such registration statement and such prospectus or prospectuses as may be necessary to permit compliance with the requirements of the Securities Act;

                  (j) Advise the Lender, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use all reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

                  (k) Not file any amendment or supplement to such registration statement or prospectus to which the Lender shall reasonably have objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least two (2) business days prior to the filing thereof; and

                  (l) At the request of the Lender (i) use all reasonable efforts to obtain and furnish on the effective date of the registration statement or, if such registration includes an underwritten public offering, at the closing provided for in the underwriting agreement, an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the Lender, which shall contain such opinions as are customary in an underwritten public offering, or, if the offering is not underwritten, shall state that such registration statement has become effective under the Securities Act and that (or substantially to the effect that): (a) to the best of such counsel's knowledge, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act; (b) the registration statement, related prospectus and each amendment or supplement thereto comply as to form in all material respects with the requirements of the Securities Act and applicable rules and regulations of the SEC thereunder (except that such counsel need express no opinion as to financial statements, schedules or other financial or statistical data contained therein); (c) such counsel has no reason to believe that either the registration statement or the prospectus or any amendment or supplement thereto (other than financial statements and schedules or financial and statistical data, as to which such counsel need not comment) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (d) the description in the registration statement or prospectus or any amendment or supplement thereto of all legal and governmental matters and all contracts and other legal documents or instruments described therein are accurate in all material respects; and (e) such counsel does not know of any legal or governmental proceedings, pending or threatened, required to be described in the registration statement or prospectus or any amendment or supplement thereto which are not described as required, nor of any contracts or documents or instruments of the character required to be described in the registration statement or prospectus or amendment or supplement thereto or to be filed as exhibits to the registration statement, which are not described and filed as required; and (ii) use all reasonable efforts to obtain letters dated on such effective date, and such closing date, if any, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and to the Lender, stating that they are independent certified public accountants within the meaning of the Securities Act and dealing with such matters as the underwriters may request, or, if the offering is not underwritten, stating that in the opinion of such accountants, the financial statements and other financial data pertaining to the Company included in the registration statement or the prospectus or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act; such opinion of counsel shall additionally cover such legal matters with respect to the registration and with respect to which such opinion is being given as the Lender may reasonably request; such letter from the independent certified public accountants shall additionally cover such other financial matters, including information as to the period ending not more than five (5) business days prior to the date of such letter, with respect to the registration statement and prospectus, as the Lender may reasonably request.

         8.5 Expenses. With respect to each inclusion of Common Stock of the Lender in a registration statement pursuant to Sections 8.1 and 8.2 hereof, all registration expenses, fees, costs and expenses of and incidental to such registration, including any pubic offering in connection therewith, shall be borne by the Company (including the fees and disbursements of advisors retained by the Lender and counsel acting solely on behalf of the Lender); provided, however, that the Lender shall bear his pro rata share of the underwriting discount and commissions. The fees, costs and expenses of registration to be borne by the Company shall include, without limitation, all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company (including the cost of any special audit requested in order to effect such registration), fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company and/or selling security holders are required to bear such fees and disbursements), all legal fees and disbursements and other expenses of complying with state securities or "Blue Sky" laws of any jurisdiction in which the securities to be offered are to be registered or qualified.

         8.6 Indemnification of The Lender. Subject to the conditions set forth below, in connection with any registration of securities pursuant to Sections
8.1 or 8.2 hereof, the Company agrees to indemnify and hold harmless the Lender as follows:

                  (a) Against any and all loss, claim, damage and expense whatsoever arising out or based upon (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending any litigation, commenced or threatened, or any claim whatsoever based upon) any untrue or alleged untrue statement of a material fact contained in any preliminary prospectus (if used prior to the effective date of the registration statement), the registration statement or the final prospectus (as from time to time amended and supplemented if the Company shall have filed with the SEC any amendment thereof or amendment thereto) if used within the period during which the Company is required to keep the registration statement or prospectus current, or in any application or other document executed by the Company or based upon written information furnished by the Company filed in any jurisdiction in order to qualify the Company's securities under the securities laws thereof; or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or any other violation of applicable federal or state statutory or regulatory requirements or limitations relating to action or inaction by the Company in the course of preparing, filing, or implementing such registered offering, provided, however, that the indemnity agreement contained in this Section 8.6(a) shall not apply to any loss, claim, damage, liability or action arising out of or based upon any untrue or alleged untrue statement or omission made in reliance upon and in conformity with any information furnished in writing to the Company by or on behalf of the Lender expressly for use in connection therewith;

                  (b) Subject to the proviso contained in the last sentence of
Section 8.6(a) above, against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission or any such alleged untrue statement or omission (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any such litigation or claim) if such settlement is effected with the written consent of the Company and no indemnity shall inure to the benefit of the Lender if the person asserting the claim failed to receive a copy of the final prospectus at or prior to the written confirmation of the sale of shares of Common Stock to such person if the untrue statement or omission had been corrected in such final prospectus and the failure to receive such final prospectus is not a necessary element of such person's claim;

                  (c) In no case shall the Company be liable under this indemnity agreement with respect to any claim made against the Lender unless the Company shall be notified, by letter or by telegram confirmed by letter, of any claim made or action commenced against him, reasonably promptly (but in any event within twenty (20) days of receipt of such claim or, in the event that any summons or other service of process requires a responsive pleading within thirty
(30) days or less time, within ten (10) days after receipt of such summons or other process) after the Lender shall have received notice of such claim or been served with the summons or other legal process giving information as to the nature and basis of the claim, but failure to so notify the Company shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. The Company shall be entitled to participate at its own expense in the defense of any suit brought to enforce any such claim, but if the Company elects to assume the defense, such defense shall be conducted by counsel chosen by it, provided that such counsel is reasonably satisfactory to the Lender. In the event the Company elects to assume the defense of any such suit and retain such counsel, the Lender shall, after the date the Lender is notified of such election, bear the fees and expenses of any counsel thereafter retained by the Lender as well as any other expenses thereafter incurred by the Lender in connection with the defense thereof; provided, however, that the Company shall bear the fees and expenses of any such separate counsel retained by the Lender if the counsel representing the Company has a conflict of interest (which is not waived) with the Lender which would prohibit such counsel from representing the Lender.

         8.7 Indemnification of Company. In connection with any registered offering pursuant to Section 8.1 and 8.2 above, the Lender agrees to indemnify and hold harmless the Company and each of the officers and directors and agents of it and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all such losses, liabilities, claims, damages and expenses as are indemnified against by the Company under Section 8.6 hereof; provided, however, that such indemnification shall be limited to statements or omissions, if any, made (or in settlement of any litigation effected with the written consent of the Lender alleged to have been made) in any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or any application or other document in reliance upon, and in conformity with, written information furnished in respect of the Lender, by or on behalf of the Lender expressly for use in any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or in any such application or other document. In case any action shall be brought against the Company, or any other person so indemnified based on any preliminary prospectus, the registration statement or prospectus or any amendment or supplement thereof or any such application or other documents, in respect of which indemnity may be sought against the Lender, it shall have the rights and duties given to the Company, and each other person so indemnified shall have the rights and duties given to the Lender, by the provisions of Section 8.6(c) hereof. The Company agrees to notify the Lender promptly after the assertion of any claim against the Company in connection with the sale of securities covered by this Agreement.

         8.8 Future Registration Rights. The Company may agree with its shareholders other than the Lender to allow their participation in any registered offering which may be requested pursuant to Section 8.1 hereof, provided all such rights of participation by shareholders other than the Lender shall be subordinated to the rights of the Lender herein, in a manner reasonably satisfactory to the Lender and his counsel.

         9. Definitions. When used in this Agreement, the following terms shall have the meanings specified:

                  (a) "Affiliate" shall mean any Person directly or indirectly controlling, controlled by or under direct or indirect common control with another Person. A Person shall be deemed to control a corporation if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

                  (b) "Common Shares" shall mean and include the Company's presently authorized shares of Common Stock and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; provided that the shares issuable pursuant to this Agreement shall include shares designated as Common Stock of the Company on the date hereof or, in ease of any reclassification of the outstanding shares thereof, the stock, securities or assets provided for in Section 4(a) hereof.

                  (c) "Common Stock" shall mean the common stock, $.01 par value per share, of the Company.

                  (d) "Other Securities", as used in Section 8 hereof, shall mean any stock (other than Common Stock) and other securities of the Company or any other Person (corporate or otherwise) which the Lender at any time shall be entitled to receive, or shall have received, under this Agreement, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 4 hereof or otherwise.

                  (e) "Person" shall mean and include an individual, partnership, corporation, trust, joint venture, incorporated organization and a government or any department or agency thereof.

                  (f) "Termination Date" shall have the meaning assigned thereto in Section 6 hereof.

         10. Descriptive Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

         11. Notices. Any notice or other communication pursuant to this Agreement shall be in writing and shall be deemed sufficiently given upon receipt, if personally delivered or telecopied (with receipt acknowledged), or if mailed, upon deposit with the United States Postal Service by first class, certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

                  (a) If to the Company, to The Female Health Company, 919 North Michigan Street, Suite 2208, Chicago, Illinois 60611, Attention:
         Secretary, or such other address as the Company has designated in writing to the Lender.

                  (b) If to the Lender, to Stephen Dearholt, Insurance Processing Center, 741 North Milwaukee Street, Milwaukee Wisconsin 53202 or to such other address as The Lender has designated in writing to the Company.

         12. Governing Law: Consent to Jurisdiction. The Company and the Lender each hereby consents to the exclusive jurisdiction of any state or federal court situated in Milwaukee County, Wisconsin, and waives any objection based on lack of personal jurisdiction, improper venue or forum non conveniens, with regard to any actions, claims, disputes or proceedings relating to this Agreement, or any document delivered hereunder or in connection herewith, or any transaction arising from or connected to any of the foregoing. Nothing herein shall affect either party's right to serve process in any manner permitted by law, or limit either party's right to bring proceedings against the other or their property or assets in the competent courts of any other jurisdiction or jurisdictions. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Wisconsin.

         13. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

         14. Further Assurances. The Company agrees that it will execute and record such documents as the Lender shall reasonably request to secure for the Lender any of the rights represented by this Agreement.

         15. 1997 Stock Issuance Agreement. This Agreement supersedes and replaces the 1997 Stock Issuance Agreement in its entirety, which shall be of no further force or effect as of the date hereof.

         16. Entire Agreement: Amendment and Modifications. This Agreement constitutes the entire agreement between the Lender and the Company with respect to the subject matter hereof, superseding all previous communications and negotiations, and no representation, understanding, promise or condition concerning the subject matter hereof shall be binding upon either party unless expressed herein. This Agreement may be amended, modified or supplemented only by written agreement of the Company and the Lender.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                                            THE FEMALE HEALTH COMPANY



                                            By:/s/ O. B. Parrish
                                               ----------------------------
                                               Chairman of the Board
                                               and Chief Executive
                                               Officer



                                            /s/ Stephen M. Dearholt
                                            -------------------------------
                                            Stephen M. Dearholt